10/15

08005417

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kettle River Resources Ltd

*CURRENT ADDRESS

PROCESSED

OCT 17 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 00666 FISCAL YEAR 4-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/16/08

File #82-666
Rule 12g3-2(b)

2007 - 2008 Annual Report



4-30-08
AR/S

Kettle River Resources Ltd.

File #82-666
Rule 12g3-2(b)



Letter From President

August 19, 2008

Dear Shareholders,

Over the past year, Kettle River Resources Ltd. has concentrated on exploration on the 100% owned Greenwood Area properties. Two drill programs, one in November of 2007 on the Minnie Moore and one during the Spring/Summer of 2008 on the Minnie Moore, Battle Zone and Stemwinder properties were completed. In total, over 4,000 metres of drilling and considerable trenching was completed. The Company feels that these properties could provide valuable feed to two mills operating in the area if economic mineral resource can be determined. Results to date have given us encouragement towards this goal but require further testing and drilling to fully understand the complexities that have been encountered.

Kettle River Resources Ltd. will be closely examining the current findings on these properties to determine the best course of action. With current capital markets in turmoil, financing further drilling and development in the short term will be difficult so we are looking for ways to further develop without experiencing excessive dilution of shareholder value.

The Company has also reached a major milestone in the development of the DO27 Diamond Property interest held through DHK Diamonds Inc. AMEC has completed the Preliminary Technical Report and has estimated the diamond resource at 18.2M carats with a further 6.5 - 8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth. The completion of the 2,650 tonne bulk sample and the Preliminary Technical Report was a major accomplishment after 15 years of work and significant investment for the Company. We expect that improving rough diamond prices, advancing methods of mining kimberlite and a stronger US dollar will improve economics on the DO27 to attract interest in developing the project further.

Kettle River Resources Ltd. management and directors will also be examining additional project opportunities during the latter part of 2008 to determine a clear course of action for the ensuing year. After 28 years in business, Kettle River Resources continues to persevere and position itself for continued operations and success in the future.

Your patience and continued support is appreciated.

Sincerely,

"Ellen Clements"

Ellen Clements
President and CEO

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

KETTLE RIVER RESOURCES LTD.

August 20, 2008

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and all reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Activities on Mineral Projects

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Greenwood Mining Division – Southern British Columbia

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division. Within an approximate 44 square kilometer area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants covered by cell claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. The largest holding is the Phoenix property that was acquired by Noranda Explorations Ltd. from Granby Mining Company in 1979 and later by the Company. Upon termination of the Greenwood Area Noranda joint venture, Noranda fulfilled reclamation requirements on these properties to the satisfaction of mining and environment ministries. During the year $465,715 was expended on properties in the Greenwood Area.

Greenwood Area Expenditure breakdown by property for the period ended April 30, 2008

	Phoenix	Bluebell	2007 Exploration Program	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Access Rights	$ (40,000)	$-	$-	$-	$ -	$-	$ -	$-	$ (40,000)
Amortization	688	688	-	-	-	-	1,376	-	2,752
Assaying	-	-	63,705	-	-	-	-	-	63,705
Assessment, filing fees, membership	11,553	7,147	-	290	-	1,336	76	1,625	22,027
Direct charges – wages	11,500	3,000	22,900	1,600	-	-	-	-	39,000
Exploration costs	675	125	362,105	200	100	-	-	-	363,205
Field supplies	103	-	665	-	-	-	-	-	768
Legal and miscellaneous	-	-	-	-	-	-	-	-	-
Property costs & acquisition	-	-	-	494	-	-	-	-	494
Storage (samples& equipment)	2,980	1,492	3,452	-	-	-	2,963	-	10,887
Property and Mineral taxes	1,229	349	-	-	-	-	-	-	1,578
Travel and accommodation	44	-	1,255	-	-	-	-	-	1,299
Total:	(11,228)	12,801	454,082	2,584	100	1,336	4,415	1,625	465,715

During the spring and summer of 2008, the company completed a program of excavator trenching and diamond drilling (14 holes, 2551 meters) on its wholly owned Greenwood area properties. Limited prospecting, soil and rock sampling was also completed. The 2008 work program was primarily directed at 3 known areas of mineralization, the Minnie Moore showing on the Bluebell property, and the Battle and Stemwinder Zones on the Phoenix property.

Work by the company during 2007 resulted in the discovery of the Minnie Moore epithermal silver-gold showing. During 2007, soil geochemical and ground magnetometer surveys were completed in the vicinity of the showing, and excavator trenching and diamond drilling was done. The Minnie Moore vein was exposed on surface in two trenches. Where exposed it is a well-defined breccia vein, with a true width ranging up to 8.5 meters and with faulted contacts. The vein is comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%, and consisting of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver. Representative trench samples across the vein returned values up to 1469 g/t Ag and 3.95 g/t Au over 4.2 meters.

In the fall of 2007, 10 diamond drill holes (totalling 1485 meters) were drilled to test the Minnie Moore vein in the vicinity of the excavator trenches. Diamond drilling showed that the trenched zone is cut-off (offset?) by a 50 meter thick post-mineral sill, at a shallow depth below surface. Several zones of silicification and quartz-carbonate veining were intersected in the drilling, at depth beneath the sill, however analytical results failed to return values of similar silver and gold tenor to those from trenching.

During 2008, the 2007 soil grid was extended at the Minnie Moore showing, and follow-up excavator trenching was done to test for the surface expression of the Minnie Moore, to the south of the 2007 trench exposures, and to test soil geochemical anomalies from the 2007 and 2008 soil surveys. Five trenches, totalling 235 lineal meters, were dug in 2008. None of these trenches successfully intersected the Minnie Moore vein. Several narrow zones of epidote (+/- hematite, garnet, pyrite) skarn were intersected. Results were locally elevated within the skarn, but sub economic.

Holes KRR 08-1 to 08-5 were drilled at the Minnie Moore showing, to explore for the at-depth extension of the Minnie Moore zone beneath the thick post-mineral sill delineated by the 2007 work program. Drilling also tested a strong multi-element soil geochemical anomaly southwest of the main showing. Epithermal style quartz stockwork breccia veining was intersected in hole KRR 08-1, at depth beneath the thick post-mineral sill, however analytical results were disappointing. A 5.3 meter intercept through the zone of veining (106.0 - 111.3 m) graded 0.27 g/t Au and 77.3 g/t Ag. Within this interval, a 1.6 meter section returned 0.55 g/t Au and 178.5 g/t Ag. There were no results of note from the remaining Minnie Moore drill holes.

The 2008 drilling at the Minnie Moore showing confirmed the structural complexity of the area and added information to assist in unravelling these complexities. At least three separate post-mineral fault sets, often with accompanying post-mineral dykes and sills, are known to occur.

Holes KRR 08-6 to 08-12 were drilled at the Battle Zone, to test an area of auriferous pyrite-quartz stockwork veinlets and multiple northwest-trending, shallow northeast dipping shear zones, seen on surface, in outcrop and in historic prospect pits, shafts and adits. During 2008, 7 holes were drilled from 3 set-ups, to test a 420 meter northeast-southwest section across the zone of mineralization. Drilling was designed to test for both narrow high-grade shear veins and for lower grade, bulk tonnage mineralization resulting from stockwork veining or multiple close spaced shear zones. Results have now been received from 6 of the 7 holes drilled at the Battle Zone during 2008, as follows:

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm
KRR 08-6	15.30	17.70	2.40	4.01	1.47	259
	33.05	**40.35**	**7.30**	**3.71**	**8.27**	**1801**
		including	**0.40**	**14.00**	**64.00**	**496**
		and	**1.00**	**8.80**	**7.00**	**2417**
KRR 08-7	24.50	27.30	2.80	0.91	0.26	78
	38.00	40.19	2.19	0.30	0.70	1324
KRR 08-8	16.57	19.57	3.00	0.55	<0.10	23
	38.57	**51.27**	**12.70**	**1.62**	**10.85**	**2349**
		including	**0.70**	**18.07**	**183.70**	**33576**
KRR 08-9	37.40	37.70	0.30	2.26	2.40	1443
	48.20	48.60	0.40	5.40	18.30	6070
	105.50	105.90	0.40	0.31	4.10	235
KRR 08-10	27.25	27.70	0.45	0.45	0.10	23
	41.15	**49.77**	**8.62**	**0.76**	**1.15**	**401**
		including	0.70	3.19	1.30	578
		and	0.50	6.33	14.70	4169
	64.84	67.84	3.00	0.24	0.20	75
KRR 08-12	17.13	20.13	3.00	2.93	<0.10	20
	29.00	29.70	0.70	1.17	2.00	110
	33.55	38.10	4.55	0.27	0.70	278
	92.30	**101.85**	**9.55**	**4.32**	**2.42**	**561**
		including	**0.80**	**50.30**	**27.80**	**5493**
	125.25	125.45	0.20	8.50	13.50	1865

Hole KRR 08-6 was drilled at an azimuth of 210° on a dip of -50° to test the Bank of England shear zone, down dip from the Bank of England adit exposure. The hole intersected a 7.3 meter zone of pyrite (+/- quartz) veining, 20 meters vertically below surface and 45 meters down dip from the surface exposure of the shear zone. An average grade of 3.71 g/t Au, 8.27 g/t Ag and 1801 ppm Cu was returned across the 7.3 meter intercept, including a 0.4 meter interval which returned 14.0 g/t Au, 64 g/t Ag and 496 ppm Cu, and a separate 1.0 meter interval returning 8.8 g/t Au, 7.0 g/t Ag and 2417 ppm Cu.

Hole KRR 08-7 was drilled at a dip of -85°, from the same set-up and in the same section as hole KRR 08-6, to test the Bank of England shear zone deeper in the section. The hole intersected several narrow shear zones with elevated gold values, but does not appear to have intersected the same shear seen in Hole KRR 08-6. Further drilling will be required to determine whether the shear zone has pinched out or whether it has been offset by later faulting.

Hole KRR 08-8 was fanned from the same set-up as hole KRR 08-6 and 08-7, to test the Bank of England shear zone at a similar elevation to the drill hole KRR 08-6 intercept, but approximately 20 meters on strike to the northwest. Hole KRR 08-8 drilled on an azimuth of 240° and at a dip of -50°, successfully intersecting a wide zone of faulting and pyrite veining which returned 1.62 g/t Au, 10.85 g/t Ag and 2349 ppm Cu over 12.7 meters, and included a 0.7 meter intercept grading 18.07 g/t Au, 183.7 g/t Ag and 3.36% Cu. The Bank of England shear zone is moderately oxidized where intersected in both holes KRR 08-6 and 08-8.

Hole KRR 08-9 was collared 160 meters southwest of holes KRR 08-6 to 08-8 and was oriented at 210°/-50°. The hole was designed to test veining exposed nearby in subcrop, from which samples had returned up to 14.97 g/t Au. The hole was also designed to follow-up on the results of a single 1991 drill hole by Battle Mountain Canada Inc., which was located approximately 30 meters to the west of hole KRR 08-9 and which intersected several narrow pyrite veins with elevated gold values. Hole KRR 08-9 intersected several narrow pyrite and quartz-pyrite veins and mineralized fault zones, with elevated gold values. The best result was a 0.4 meter intercept returning 5.4 g/t Au, 18.3 g/t Ag and 6070 ppm Cu.

Hole KRR 08-10 was drilled at a dip of -70°, from the same set-up as hole KRR 08-9, to test for mineralization deeper in the same section. It intersected numerous close spaced, narrow pyrite (+/- quartz) veins and shear zones. A 8.62 meter intercept through this zone of shearing and mineralization averaged 0.76 g/t Au, 1.15 g/t Ag and 401 ppm Cu, with a 0.5 meter sample within the interval returning 6.33 g/t Au, 14.7 g/t Ag and 4169 ppm Cu.

Holes KRR 08-11 and 08-12 were collared 210 meters southwest of holes KRR 08-9 and 08-10 and were drilled to test a shear zone that is exposed on surface in an old prospect shaft and from which grab samples have returned up to 185 g/t Au. Hole KRR 08-11 was drilled on an azimuth of 210° and a dip of –70°. The hole intersected 6.8 meters of highly oxidized, nearly flat-lying shear zone, 60 meters northeast of the surface exposure (at the old prospect shaft) and 30 meters vertically below surface. Several other zones of mineralization were also intersected in hole KRR 08-11, including a 2.6 meter intercept across second strong shear zone deeper in the drill hole. Results for this hole are not yet available.

Hole KRR 08-12 was a vertical hole, drilled from the same set-up as hole KRR 08-11, to test the shear zones deeper in the same section. The upper shear zone in hole KRR 08-12 was highly oxidized, with local silicification and pyrite mineralization, and returned 0.27 g/t Au over 4.55 meters. The lower zone consisted of several close-spaced narrow shears and veins, with a 9.55 meter intercept across the zone averaging 4.32 g/t Au, 2.42 g/t Ag and 561 ppm Cu. This intercept included a 0.8 meter semi-massive pyrite vein which assayed 50.30 g/t Au, 27.8 g/t Ag and 5493 ppm Cu.

The final two drill holes (KRR 08-13 and 08-14) targeted a series of parallel auriferous quartz-sulfide veins at the Stemwinder zone, known from historic underground work at the Stemwinder and Brooklyn mines. Both drill holes were successful in intersecting several quartz-pyrite-chalcopyrite veins. Results for these holes, and for hole 08-11 at the Battle Zone, have not yet been received and will be released when available.

During the drill program, drill core was removed from the property twice daily, for logging and sampling in a secure facility in Grand Forks. Sample intervals were determined by mineralization and geology, but generally ranged from 0.5 to 3.0 meters. Core was sawn or split (depending on rock type), with half-core samples shipped to International Plasma Laboratory Ltd. (iPL) in Richmond, B.C., for preparation and analysis by iPL's package P1302. This analytical package involves a 30 element ICP analysis following aqua-regia digestion, and gold analysis by fire assay/AAS finish on a 30 gram sample. iPL is an ISO 9001:2000 certified laboratory. A quality control-quality assurance program was implemented by the company during the drill program, including company inserted blanks and standards at regular intervals. Additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who supervised the 2008 work program and who has reviewed and approved the technical content of this summary.

Phoenix Mine Area:

Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. The Marble prospect was taken to a quarry lease and fees paid. To date, neither the quantity nor the extent has been determined. The marble named "Pastel Marble" due to its subtle pink, green, gray coloration on an off white background takes a high polish. During the period costs of $28,772 (2007 - $15,288) related to the recording of work programs and generation of reports with wage costs of $11,500 (2007 - $3,300).

Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. Costs of $2,584 (2007 - $940) during the period relate mainly to wage costs of $1,600.

Haas Creek Talc:

Costs of $100 (2007 – $100).

Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. Limited exploration was conducted and costs of $12,801 (2007 - $12,012) relate to prospecting, core and sample storage, and mineral property taxes.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Drilling and trenching took place in early 2004 consisting of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo. was the qualified person as defined in NI 43-101 on the project. Costs during the year ended April 30, 2007 of $4,415 (2007 - $3,839) related mostly to sample and core storage and to amortization.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. During the year no fieldwork was conducted. Costs of $ NIL (2007 – $ Nil) were incurred in the current year.

Niagara Property:

The property consists of 23 units within 4 claims. Costs of $1,625 (2007 - $123) were incurred in the current year.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants. During the period, property related expenses for $1,336 (2007 - $256) were incurred.

DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing. Diamonds were found in most kimberlites tested. Only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate mine potential where 1994 bulk sampling was conducted with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements of varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Claim Blocks were abandoned.

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property, which contained a diamondiferous dyke like kimberlite, from Kennecott Canada Explorations Inc, (KCEI). KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease and are currently responsible for the annual lease fees. An existing agreement gives Peregrine Diamonds Ltd. (Peregrine) the right to earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 100 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

The Company, in January 2008, increased its shareholdings in DHK Diamonds Inc. to 43.37% from 42.5% due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls.

The Company reports contributions to budgets as exploration costs. The Company reports contributions to budgets as exploration costs. During the year ended 2008 costs of $728,937 (2007 - $1,202,387) were incurred: Exploration costs of $717,287, (2007 -$1,179,066) legal and miscellaneous fees of $ NIL (2007 - $8,274), dues and memberships of $250 (2007 - $300) and $8,300 (2007 – $12,400) for management and related expenses, and $3,100 (2007 - $2,347) for administrative travel costs.

WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)

DHK Diamonds Inc. has a contributing 10.77% interest in the WO diamond project. Peregrine Diamonds Ltd. ("Peregrine"), the operator since 2005 bulk sampled to test the economics and feasibility of the DO27 kimberlite with approximately $58 million spent to date. The average modelled value of 2,075 carats worth of diamonds recovered from the nine-hectare DO-27 kimberlite pipe ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. These valuation results, along with updated grade and geological information, will be used by Peregrine and AMEC Americas Ltd. to complete the preliminary technical assessment ("PTA") report, which will investigate the current economic potential of DO-27. News releases on the Company website contain the details and a list of the more important diamonds.

The operator has reported a current surplus of JV funds and does not anticipate a budget proposal nor cash call until after the PTA report has been produced, expected before the end of the second quarter 2008.

On June 24, 2008, Peregrine, the operator, reported to the Company:

"Mr. Eric Friedland, Chief Executive Officer, and Mr. Brooke Clements, President of Peregrine Diamonds Ltd. ("Peregrine" or "the Company") are pleased to report a Canadian NI-43-101-compliant indicated mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per hundred tonnes ("cpht"). The resource estimate was prepared by AMEC Americas Ltd. ("AMEC"), an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5-8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth. DO-27 is situated on the 15,000 hectare WO property in the Northwest Territories, Canada, approximately 27 kilometres southeast of the DiavikTM Diamond Mine and 11 kilometres east of the Tibbitt to Contwoyto Ice Road used to supply the two diamond mines in the area. Ownership interests in the WO property are as follows: Peregrine 71.74%, Archon Minerals Limited 17.48% and DHK Diamonds Inc. 10.78%. Peregrine holds 97.92% of the diamond marketing rights."

See website for full News Release dated June 24, 2008.

Pellatt Lake Property:

Peregrine reported that 162 heavy mineral samples were collected and during the period a single diamond drill hole tested three high priority anomalies drilling a total of 497 meters. No kimberlite was encountered.

SASKATCHEWAN – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 41 acres and under lease which currently expires in December 1, 2009 and is subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. During the year $125 (2007 - $100) was expended on research.

NAKET Project, Nunavut –50%

This property was written off as of April 30, 2007.

The Company, jointly with New Nadina Explorations Limited ("New Nadina") has allowed the property to lapse including the agreement dated August 1, 2000 with Kennecott Canada Ltd. ("Kennecott") under which, in consideration of providing the joint venture with certain exploration data, Kennecott for a period of five years following the transfer of data is entitled to a royalty of 1% of net smelter returns on production of diamonds or metal products from properties within the area of interest.

Each of the venturers bore 50% of all acquisition, exploration and other costs. In accordance with an arrangement made between them, Kettle River spent $80,000 more that New Nadina for exploration on the Naket project during 2001. In order to maintain its 50% interest in the project, New Nadina, at its option could spend, during future phases of project, an equal amount being $46,624. In April 2007, the project consultant reported that all samples from the 2006 program of till sampling test for indicator minerals were barren and no further work is planned. A settlement in regard to the unspent balance of $46,624 was negotiated. A settlement of 50 cents on the dollar was accepted and $23,312 has been paid to Kettle River to clear this obligation.

Our Results of Operations

Selected Annual Information – Audited statements

Year ended April 30th	Revenues from logging operations $	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Asset $	Total Liabilities $
2008	Nil	(1,337,694)	(0.06)	1,146,712	36,041
2007	Nil	(1,481,002)	(0.13)	215,426	766,899
2006	Nil	(1,268,266)	(0.14)	369,542	20,792
2005	Nil	(224,809)	(0.04)	290,768	16,548
2004	295,437	(185,382)	(0.03)	349,599	48,647
2003	283,655	(1,653,648)	(0.33)	309,072	52,291
2002	Nil	(1,712,443)	(0.37)	1,939,187	51,258

Summary of quarterly reports

The following table sets out financial information for the last 8 quarterly reports of Kettle River. The 1st, 2nd and 3rd quarters are derived from unaudited quarterly financial statements prepared by management. The 4th quarter represents the April 30th audited year-end financial statements. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Assets	Total Liabilities
4th Quarter 2008	$Nil	$ 49,658	$ 0.01	$ 1,146,712	$36,041
3rd Quarter 2008	Nil	(462,492)	(0.02)	960,512	52,390
2nd Quarter 2008	Nil	(484,266)	(0.02)	986,344	46,707
1st Quarter 2008	Nil	(440,594)	(0.03)	470,672	54,904
4th Quarter 2007	Nil	(872,271)	(0.07)	215,426	766,899
3rd Quarter 2007	Nil	(127,210)	(0.01)	261,960	346,859
2nd Quarter 2007	Nil	(299,176)	(0.03)	277,020	347,720
1st Quarter 2007	Nil	(182,345)	(0.02)	219,994	22,553

Results of Operations

For the year ended April 30, 2008, the Company experienced a net loss of $1,337,694 or $0.06 per share compared to a loss of $1,481,002 or $0.13 per share the previous year. Logging income from the Company's fee simple real estate holdings was nil in 2008 and nil in 2007.

Our operating expenses, arising from general and administrative costs and exploration costs on our properties, for the period was $1,457,694 as compared to $1,481,002 at April 30, 2007. Actual exploration expenditures in 2008 were $1,194,777 compared to $1,235,095 in 2007. During 2008 the Company conducted a number of exploration programs further explained in the property disclosure section.

Accounting, audit & legal fees decreased to $51,024 from $69,973 the previous year, license, insurance and transfer agent costs of $40,960 increased from $29,070, office building expenses decreased to $6,729 from $7,511, travel and accommodation increased to $26,351 from $15,389 and management costs increased to $65,096 from $48,896.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. During the year stock based compensation expense was $68,709 compared to $89,903 in the prior year.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Fourth Quarter results

During the fourth quarter, the Company experienced a net income of $49,658 or $0.01 per share compared to a loss of $872,271 or $0.07 per share the previous year. Exploration expenditures were $32,071 compared to $813,326 in the previous year. The decrease was attributed to contributions to DHK for the WO joint venture in 2007. Administration for the fourth quarter was $70,144 compared to $60,945 for the year before. Auditing costs for 2008 compared to 2007 decreased by $142, advertising was reduced by $2,182, licensing decreased by $3,361, management fees increased $639, office expenses also decreased by $6,471, travel increased by $30.

Management changes during the period

Current directors and officers are: Ellen Clements, Larry Widmer, Gerald Rayner and Stephen Levano. Ellen Clements is President and Chief Executive Officer and Larry Widmer, B.Comm., is Chief Financial Officer and Corporate Secretary.

Liquidity

The financial statements for the year ended April 30, 2008 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At April 30, 2008, Kettle River had working capital of $1,041,925 compared to a working capital deficit of $623,423 at April 30, 2007.

Financing Activity and Principal Purposes

Private Placement completed

(i) On February 22, 2007, the Company closed the $412,500 non-brokered private placement announced January 25, 2007 following TSX Venture Exchange acceptance on February 21, 2007, Submission No. 122223. Issuance of 2,750,000 shares will result in fully diluted share capital of 19,503,611. Non transferable warrants to purchase 2,750,000 common shares at 25 cents will expire February 22, 2008. The shares, and any shares from exercise of warrants may not be traded until June 25, 2007. Funds were mainly used to pay DHK Diamonds Inc. for $381,000 being 50% of the Feb 7, 2007 contribution to the WO JV Diamond Project at Lac de Gras NWT. The Company closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007 with the issuance of 2,750,000 shares at $0.15 per share and warrants exercisable at $0.25 expiring Feb. 21, 2008. Finders' fees of $3,600 and 176,000 in common shares were paid. [Proceeds of $412,500 were allocated $299,124 to shares and $113,376 to warrants (Note 6 (f))]. The hold period expired June 25, 2007.

(ii) On August 2, 2007 the company completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007, April 24, 2007, and TSX Venture final approval on July 26, 2007. Issued were 5,233,100 units that included 5,058,500 subscriber units and 174,600 Finders' Fees units for total proceeds of $1,011,700. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable for one year from date of closing, to purchase a common share of the Company at a price of $0.30. Insiders of the Company subscribed to 781,000 units. The four-month hold on 2,800,100 units expired Sept. 25, 2007 with warrants expiring May 24, 2008. The 2,433,000 units four month hold period expired November 21, 2007 with warrants expiring July 21, 2008. [Proceeds of $1,011,700 were allocated $723,619 to shares and $288,081 to warrants (Note 6 (f))]. The hold period expired September 25, 2007 and November 21, 2007.

(iii) On June 13, 2007, the company closed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007. Related to this non-brokered financing, the Company issued 2,000,000 "Flow Through" shares. In addition to $21,000 paid to finders, 175,000 broker warrants were issued exercisable to purchase one common share of the Company at a price of $0.20 expiring June 14, 2008 with net proceeds of $379,000. The four-month hold period expired October 15, 2007. On September 4, 2007 the company announced the Non-Brokered Private Placement referenced in News Releases and TSX Venture final approval on September 24, 2007. Issued were 2,107,500 units that included 2,055,000 subscriber units and 52,500 Finders' Fees units for total proceeds of $411,000. Each unit contains one common share at $0.20 and one non-transferable half warrant. Two half warrants are exercisable for two years from date of closing, to purchase a common share of the Company at a price of $0.35. September 24, 2007, issued 1,516,000 units with four-month hold expired January. 25, 2008, with warrants expiring September 24, 2009. October 3, 2007, issued 591,500 units with four-month expiring February 4, 2008, with warrants expiring October 5, 2009. [Proceeds of $411,000 were allocated $313,564 to shares and $97,436 to warrants (Note 6 (f))]. The four-month hold period on 1,516,000 expired January. 25, 2008 and on 591,500 expiring February 4, 2008.

(iv) The Company closed the $400,000 non-brokered private placement announced October 5, 2007 having received TSX Venture Exchange acceptance on October 31, 2007 with the issuance of 1,700,000 shares at $0.25 per share and warrants exercisable at $0.40 expiring October 5, 2009. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect. Finders' fees of 160,000 in units were paid. [Proceeds of $425,000 were allocated $326,320 to shares and $98,680 to warrants (Note 6 (f))]. The four month hold period expiring March 14, 2008.

(v) Warrants were exercised October 29, 2007:
- At $0.25 to issue 415,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007
- At $0.25 to issue 205,000 common shares of the Company reserved in the private placement which was accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment to re-pricing for filing by the TSX Venture Exchange on May 7, 2007.

(vi) Warrants were exercised November 13, 2007:
- At $0.25 to issue 575,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to re-pricing on May 7, 2007.
- At $0.20 to issue 87,500 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on June 13, 2007.

(vii) Warrants were exercised November 26, 2007:
- At $0.25 to issue 340,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.
- At $0.25 to issue 610,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on May 7, 2007.
- At $0.25 to issue 40,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to reprising on May 7, 2007.

(viii) Warrants were exercised January 16, 2008:
- At $0.25 to issue 20,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.

Risks and Uncertainties

The Company is in the business of acquiring, exploring and developing diamond and mineral properties, and is exposed to a number of risks and uncertainties that are common to other exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, and various other risks. The Company currently has no other source of income other than management fees, and interest on cash balances. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties.

Early Stage – Need for Additional Funds

Kettle River has no history of profitable operations and its present business is at an early stage. As such, Kettle River is subject to many risks common to other companies in the same business, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that Kettle River will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Kettle River would result, and other persons would be required to manage and operate the Company.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2008 available on www.sedar.com under the Company filings or on the Company website: www.kettleriver.com

Disclosure controls

The Company's Chief Financial Officer and Chief Executive Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures ("the Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "Required Filings") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Company's Procedures on a regular basis throughout the year and have concluded that the Procedures in place as of the end of the period covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

Internal Controls over Financial Reporting

The Company's Certifying Officers are responsible for establishing and maintaining internal controls over financial reporting ("Internal Controls") and have designed such Internal Controls, or caused them to be designed under their supervision, which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

To improve certain aspects of the Company's system of internal controls, management intends to formalize the approval and review processes by using checklists and initialing source documents, reconciliations and other accounting worksheets on a more consistent basis. The Company has a relatively small accounting and administrative department as such, adequate segregation of duties can become a control issue. Management believes, however, that any control deficiencies in this regard are compensated for by the provision of an adequate level of supervision by senior executives.

It should be noted that while the Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended April 30, 2008 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objective of the control system are met.

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At April 30, 2008, there is a receivable from New Nadina Explorations Limited for $5,155. Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2008, $9,214 is owed to directors. A loan from a director to the Company of $360,000 at an interest rate of prime plus 3% (currently 9%) was paid in full.

Changes in Accounting Policies

The financial statements for the year ended April 30, 2008 followed the same accounting policies and methods of application used in the previous year presentation.

Asset Retirement Obligations

This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Other

There were no special resolutions passed by shareholders during the period. Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment. There has been no material variations between financial results and information previously disclosed. There were no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties. Steps have been taken to ensure that the Company conforms to the requirements of the new Business Corporations Act (British Columbia) (new BC Act") that came into effect on March 29, 2004.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, Growth Income Certificates (GIC), other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it.

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 – 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Kettle River Resources Ltd.:

We have audited the balance sheet of Kettle River Resources Ltd. as at April 30, 2008 and the statements of loss, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2008 and the results of its operations, comprehensive loss and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at April 30, 2007 and for the year then ended, were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated August 18, 2006.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS
Vancouver, British Columbia

August 19, 2008

KETTLE RIVER RESOURCES LTD.

Statement 1

(An exploration stage company)
Balance Sheets
April 30, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2b)	$ 729,679	$ 57,402
Accrued interest and other amounts receivable	13,993	409
Marketable securities (Note 3)	329,777	74,098
Prepaid expenses	4,517	3,416
	1,077,966	135,325
Reclamation Bond	5,000	5,000
Property, Plant and Equipment (Note 4)	63,743	66,945
Mineral Properties (Note 5)	3	3
	$ 1,146,712	$ 207,273
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 31,982	$ 101,464
Due to related parties (Note 8)	4,059	352,429
Loan payable (Note 9)	Nil	304,853
	36,041	758,746
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Operations and Deficit accumulated in the exploration stage – Statement 2	(13,035,257)	(11,697,563)
Accumulated other comprehensive income (Note 3)	255,679	-
	(12,779,578)	(11,697,563)
Share capital (Note 6)	13,064,442	10,880,739
Contributed Surplus (Note 6e)	825,807	265,351
	1,110,671	(551,473)
	$ 1,146,712	$ 207,273

Operations and Going Concern (Note 1)

"Larry Widmer"

Larry Widmer, Director

"Ellen Clements"

Ellen Clements, Director

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 2

(An exploration stage company)
Statements of Loss, Comprehensive Loss and Deficit
Years ended April 30, 2008 and 2007

	2008	2007
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	$1,194,777	$1,235,095
Less: Government assistance	-	(48,191)
	1,194,777	1,186,904
ADMINISTRATIVE COSTS		
Accounting, audit & legal	51,024	69,973
Advertising, promotion & printing	22,643	26,226
Amortization	451	564
Financial consulting	7,500	9,000
Licenses, insurance, and transfer agent fees	40,960	29,070
Management, salary & wages (net of recoveries)	65,096	48,896
Office & sundry	13,003	23,823
Office building expenses	6,729	7,511
Stock compensation expense (Note 7)	68,709	89,903
Telephone	2,469	1,749
Travel and accommodation	26,351	15,389
	304,935	322,104
OTHER INCOME		
Interest and US exchange adjustment	(18,654)	(4,445)
Gain on disposal of property, plant and equipment	Nil	(1,502)
Gain on sale of securities	Nil	(22,059)
Proceeds from Naket settlement (Note 5)	(23,364)	Nil
	(42,018)	(28,006)
LOSS FOR THE YEAR BEFORE INCOME TAXES	(1,457,694)	(1,481,002)
Future Income Tax Recovery – Flow Through Shares	120,000	Nil
NET LOSS FOR THE YEAR	(1,337,694)	(1,481,002)
DEFICIT, BEGINNING OF YEAR	(11,697,563)	(9,599,682)
Resale of Treasury Shares (Note 6(b) (i))	Nil	(616,879)
DEFICIT, END OF YEAR	$ (13,035,257)	$ (11,697,563)
Loss per share, basic and diluted	$ (0.06)	$ (0.13)
Weighted average number of Shares outstanding	23,694,389	11,666,977
OTHER COMPREHENSIVE LOSS		
Net Loss for the Year	(1,337,694)	(1,481,002)
Unrealized Gain on Available-for-sale Marketable Securities (Note 3)	255,679	-
TOTAL COMPREHENSIVE LOSS	(1,082,015)	(1,481,002)
Comprehensive Loss per share, basic and diluted	$ (0.05)	$ (0.13)
Weighted average number of Shares outstanding	23,694,389	11,666,977

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 3

(An exploration stage company)

Statement of Cash Flows

Years ended April 30, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net loss for the period	**$(1,337,694)**	**$(1,481,002)**
Add (Deduct): Items not involving cash		
Amortization	**3,203**	3,652
Gain on sale of securities	**Nil**	(22,059)
Gain on disposal of property, plant and equipment	**Nil**	(1,502)
Stock compensation	**68,709**	89,903
Future Income Tax Recovery	**(120,000)**	Nil
	(1,385,782)	(1,411,008)
Changes in non-cash working capital items:		
Decrease (increase) in guaranteed investment certificates	**-**	131,651
Decrease (increase) in prepaid amounts	**(1,101)**	510
Decrease (increase) in accounts receivable	**(13,584)**	4,887
Increase (decrease) in accounts payable and accrued liability	**(69,483)**	162,785
	(1,469,950)	(1,111,175)
Cash Flows from Financing Activities		
Shares issued for cash	**2,795,450**	408,900
Increase (decrease) in loan payable	**(304,853)**	304,853
Increase (decrease) in amounts due to related parties	**(348,370)**	352,291
	2,142,227	1,066,044
Cash Flows from Investing Activities		
Proceeds from sale of securities	**Nil**	24,554
Proceeds from sale of property, plant and equipment	**Nil**	1,505
	Nil	26,059
Increase (decrease) in Cash	**672,277**	(19,072)
Cash, and Cash Equivalents, Beginning of period	**57,402**	76,474
Cash and Cash Equivalents, End of period	**$ 729,679**	$57,402

	2008	2007
Supplementary Schedule		
Amortization of capital assets to mineral properties	**$ 2,752**	$ 3,088
Income taxes paid	**$ Nil**	**$** Nil
Non-monetary transactions		
Shares issued for debt	**$ Nil**	$ 81,975
Stock compensation	**$ 68,709**	$ 89,903
Future Income Tax Recovery	**$ 120,000**	$ Nil

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2008 and 2007

1. OPERATIONS AND GOING CONCERN

Kettle River Resources Ltd. ("the Company") was incorporated October 17, 1980 under the laws of British Columbia and is engaged in the exploration, development and exploitation of mineral resources. The properties of the Company are without a known economically feasible ore body. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is not possible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred operating losses over the past several fiscal years (2008 – $1,337,694, 2007 - $1,481,002), has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

Management plans to continue to pursue equity financing to support operations. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

a) Management Estimates:
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

b) Cash and Cash Equivalents:
Cash and cash equivalents include cash on hand, account balances with banks and short-term deposits with either original maturities of three months or less or those that are fully redeemable.

c) Fair Value of Financial Instruments:
Effective May 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(i) Section 3855 Financial Instruments – Recognition and Measurement.

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value.

2. SIGNIFICANT ACCOUNTING POLICIES - continued

c) Fair Value of Financial Instruments: - continued

(i) Section 3855 Financial Instruments – Recognition and Measurement - continued

may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held to maturity, loans and receivable, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.
- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.
- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.
- All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follow:

- Marketable securities are classified as an available-for-sale investment. Such investment is measured at fair market value in the financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(ii) Section 1530 – Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income (loss)" until it is considered appropriate to recognize into not earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a statement of comprehensive income and includes the account "accumulated other comprehensive income" in the shareholders equity section of the balance sheet.

d) Property, Plant and Equipment:
Property, plant and equipment are stated at cost less accumulated amortization. Amortization of property, plant and equipment is recorded on the declining balance basis at the rates indicated in Note 4 and is allocated within operations between amortization expense and exploration costs based on the nature of the asset and the relative percentages of its use.

e) Mineral Properties:
The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES continued

e) Mineral Properties: continued

Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred. A $5,000 one-year renewable bond is deposited under MX reclamation agreement with Ministry of Mines for purposes of general exploration.

Title to mineral properties involves inherent risks due to difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

The Company previously had deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. Costs deferred in prior years have been written off to expenses in the prior years.

f) Costs of Maintaining Mineral Properties

The Company does not accure the estimated future costs of maintaining its mineral properties in good standing.

g) Loss Per Share:

Basic net income and loss per share amounts are calculated using the weighted average number of common shares outstanding during the period. Fully diluted net income per share is calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of warrants and options and that the assumed proceeds from the exercise of warrants and options are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during period in which a net loss is incurred, as the effect is anti-dilutive.

h) Stock Based Compensation:

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees in accordance with the recommendations of the CICA. Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation. Consideration received on exercise of stock options is credited to share capital and at this time the value attributed to the exercised options is transferred to share capital.

i) Income Taxes:

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

j) Environmental Expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability if reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2008 and 2007

k) Asset Retirement Obligations:

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at April 30, 2008, the Company does not have any asset retirement obligations.

l) Share Capital:

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance.

m) Flow-Through Shares:

The Company has issued common shares as flow-through shares, whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

Previously, unrecognized future tax assets may be used to reduce this liability amount, and the Company will recognize a future income tax recovery to this extent.

In February 2008 the Company renounced $400,000 raised through the issuance of flow-through shares resulting in the recording of a future income tax recovery of $120,000.

n) Joint Ventures:

Certain of the Company's properties were the subject of joint venture agreements. Where joint venture agreements exist, the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

o) Mineral Exploration Tax Credits ("METC")

The Company recognizes METC amounts when the Company's METC application is approved by Canada Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

p) Accounting Policies not yet Adopted

The following pronouncements recently issued by the CICA will likely impact the Company's future accounting policies:

(i) CICA Handbook *Section 1535 – Capital Disclosures*
This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

(ii) *Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)*
These standards replace CICA *3861, Financial Instruments – Disclosure and Presentation.* They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must

KETTLE RIVER RESOURCES LTD.
(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2008 and 2007

p) **Accounting Policies not yet Adopted** – continued

(ii) *Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)* - continued
provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii) *International Financial Reporting Standards ("IFRS")*
In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. MARKETABLE SECURITIES

		2008	2007
Available-for-sale:			
Securities of New Nadina Explorations Limited			
Opening balance	$	**74,098**	$ 76,59 2
Disposals during the year		**Nil**	(2,494)
Unrealized gain		**255,679**	Nil
Closing balance	$	**329,777**	$74,098

The shares in New Nadina Explorations Limited ("New Nadina") are accounted for using the fair value method. New Nadina has a President and CFO in common with the Company. The Company on April 30, 2008 and April 30, 2007 owned 1,782,582 New Nadina common shares. On April 30, 2008, the quoted market value was $0.185 per common share.

4. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	2008 Net Book Value
Land		**$10,000**	**$ Nil**	**$ 10,000**
Paving	8%	**4,861**	**2,878**	**1,983**
Buildings	4%-5%	**86,401**	**37,731**	**48,670**
Mining equipment	30%	**117,557**	**116,272**	**1,285**
Office equipment	20%	**53,972**	**52,168**	**1,804**
Trailer	30%	**8,890**	**8,889**	**1**
		$281,681	**$217,938**	**$63,743**

	Amortization Rate	Cost	Accumulated Amortization	2007 Net Book Value
Land		$10,000	$ Nil	$ 10,000
Paving	8%	4,861	2,706	2,155
Buildings	4%-5%	86,401	35,703	50,698
Mining equipment	30%	117,557	115,722	1,835
Office equipment	20%	53,972	51,717	2,255
Trailer	30%	8,890	8,888	2
		$281,681	$214,736	$66,945

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2008 and 2007

5. MINERAL PROPERTIES

Exploration Expenditures by Property For the year ended 2008	Greenwood Area	DHK NWT	Silica Quarry	2008 Total
Access rights	$ (40,000)	$ -	$ -	$ (40,000)
Amortization	2,752	-	-	2,752
Assaying	63,705	-	-	63,705
Assessment, filing fees& membership	22,028	250	-	22,278
Direct charges – wages	39,000	8,300	125	47,425
Exploration costs i)	363,205	717,287	-	1,080,492
Field supplies	768	-	-	768
Legal & miscellaneous	-	-	-	-
Property costs & acquisition	494	-	-	494
Property and mineral taxes	1,577	-	-	1,577
Roadwork/reclamation	-	-	-	-
Storage (samples & equipment)	10,887	-	-	10,887
Travel & accommodation	1,299	3,100	-	4,399
Subtotal:	465,715	728,937	125	1,194,777
Less: Government Assistance	-	-	-	-
Total:	$ 465,715	$ 728,937	$ 125	$ 1,194,777

Exploration Expenditures by Property For the year ended 2007	Greenwood Area	DHK NWT	Silica Quarry	2007 Total
Access rights	$ (2,000)	$ -	$ -	$ (2,000)
Amortization	3,087	-	-	3,087
Assaying	3,311	-	-	3,311
Assessment, filing fees& membership	3,237	300	-	3,537
Direct charges – wages	6,200	12,400	150	18,750
Exploration costs i)	9,699	1,179,066	-	1,188,765
Field supplies	106	-	-	106
Legal & miscellaneous	535	8,274	-	8,809
Property costs & acquisition	188	-	-	188
Property and mineral taxes	1,613	-	-	1,613
Roadwork/reclamation	-	-	-	Nil
Storage (samples & equipment)	5,709	-	-	5,709
Travel & accommodation	873	2,347	-	3,220
Subtotal:	32,558	1,202,387	150	1,235,095
Less: Government Assistance	(48,191)	-	-	(48,191)
Total:	$ (15,633)	$ 1,202,387	$ 150	$ 1,186,904

i) Exploration costs include drilling, equipment costs; freight/delivery expense; geology, geophysics, geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)

NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2008 and 2007

5. MINERAL PROPERTIES - continued

	Balance April 30, 2008		Balance April 30, 2007	
Deferred Exploration Expenditures				
Deferred Exploration	$	**Nil**	$	**Nil**
Acquisition Costs				
Greenwood Area		**1**		**1**
Arcadia (Skylark) – Greenwood Area		**1**		**1**
DHK Diamonds Inc. – NWT		**1**		**1**
Silica Quarry - Saskatchewan		**Nil**		**Nil**
Naket – Nunavut		**Nil**		**Nil**
Total Mineral Properties Deferred	**$**	**3**	**$**	**3**

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain mineral properties in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Emma-Minnie Moore, Homestake, Battle Zone, Haas Creek, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) DHK DIAMONDS INC. - Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (43.37%), Dentonia Resources Ltd. ("Dentonia") (43.37%), and Horseshoe Gold Mining Inc. ("Horseshoe") (13.26%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board.

<u>WO Joint Venture -</u>

DHK has a 10.774% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine").

The WO Joint Venture is a 15,000 hectare property in the Northwest Territories, Canada, approximately 27 kilometres southeast of the DiavikTM Diamond Mine and 11 kilometres east of the Tibbitt to Contwoyto Ice Road used to supply the two diamond mines in the area. Ownership interests in the WO property are as follows: Peregrine 71.74%, Archon Minerals Limited 17.48% and DHK Diamonds Inc. 10.78%. Peregrine holds 97.92% of the diamond marketing rights.

<u>Pellatt Lake Property</u>

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases.

c) SILICA QUARRY - Saskatchewan:

The Company holds a 50% participating interest the Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company

NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2008 and 2007

5. MINERAL PROPERTIES - continued

d) NAKET - Nunavut: 50%:

This property was written off as of April 30, 2007.

The Company, jointly with New Nadina, has allowed the property to lapse including the agreement dated August 1, 2000 with Kennecott Canada Ltd. ("Kennecott") under which, in consideration of providing the joint venture with certain exploration data, Kennecott for a period of five years following the transfer of data was entitled to a royalty of 1% of net smelter returns on production of diamonds or metal products from properties within the area of interest.

Each of the venturers bore 50% of all acquisition, exploration and other costs. In accordance with an arrangement made between them, the Company spent $80,000 more that New Nadina for exploration on the Naket project during 2001. In order to maintain its 50% interest in the project, New Nadina, at its option could spend, during future phases of project, an equal amount being $46,624.

In April 2007, the project consultant reported that all samples from the 2006 program of till sampling test for indicator minerals were barren and no further work is planned. A settlement in regard to the unspent balance of $46,624 was negotiated. A settlement of 50 cents on the dollar was accepted and $23,312 was paid during the current year to the Company to clear this obligation.

6. SHARE CAPITAL

a) **Authorized**: 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares		Proceeds	Value
Balance after repurchased shares at April 30, 2006	**11,041,611**			**$9,886,361**
Issued during period:				
Repurchased Shares issued - Debt Settlement (Dec 5/06)	256,000	(i)		698,854
Private Placement - February 21, 2007	2,750,000	(ii)	$412,500	299,124
Private Placement Finder Fee shares	176,000	(ii)		(3,600)
Balance at April 30, 2007	**14,223,611**		**$412,500**	**$10,880,739**
Issued during period:				
Private Placement closed August 2, 2007 (May 24, 2007 and July 20, 2007)	5,233,100	(iii)	$1,011,700	723,619
Private Placement & Finders Fees - June 13, 2007	2,000,000	(iv)	$379,000	363,898
Private Placement & Finders Fees – Sept 24, 2007	2,107,500	(v)	$411,000	313,564
Private Placement & Finders Fees – Oct 31, 2007	1,860,000	(vi)	$425,000	326,320
Warrants exercised October 29, 2007	620,000	(vii)	$155,000	155,000
Warrants exercised November 13, 2007	662,500	(viii)	$161,250	$168,802
Warrants exercised November 28, 2007	990,000	(ix)	247,500	247,500
Warrants exercised February 4, 2008	20,000	(x)	5,000	5,000
Flow Through share renunciation tax effect				(120,000)
Balance at April 30, 2008	**27,716,711**		**$2,795,450**	**$13,064,442**

(i) On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt in the amount of $81,975 for 256,000 shares which had been previously acquired by the Company. This resulted in a $616,879 adjustment to the deficit.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2008 and 2007

6. SHARE CAPITAL - continued

(ii) The Company closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007 with the issuance of 2,750,000 shares at $0.15 per share and warrants exercisable at $0.25 expiring Feb. 21, 2008. Finders' fees of $3,600 and 176,000 in common shares were paid. Proceeds of $412,500 were allocated $299,124 to shares and $113,376 to warrants (Note 6 (f)). The hold period expired June 25, 2007.

(iii) On August 2, 2007 the company completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007, April 24, 2007, and TSX Venture final approval on July 26, 2007. Issued were 5,233,100 units that included 5,058,500 subscriber units and 174,600 Finders' Fees units for total proceeds of $1,011,700. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable for one year from date of closing, to purchase a common share of the Company at a price of $0.30. Insiders of the Company subscribed to 781,000 units. The four-month hold on 2,800,100 units expired Sept. 25, 2007 with warrants expiring May 24, 2008. The 2,433,000 units four month hold period expired November 21, 2007 with warrants expiring July 21, 2008. Proceeds of $1,011,700 were allocated $723,619 to shares and $288,081 to warrants (Note 6 (f)). The hold period expired September 25, 2007 and November 21, 2007.

(iv) On June 13, 2007, the company closed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007. Related to this non-brokered financing, the Company issued 2,000,000 "Flow Through" shares. In addition to $21,000 paid to finders, 175,000 broker warrants valued at $15,102 were issued exercisable to purchase one common share of the Company at a price of $0.20 expiring June 14, 2008 with net proceeds of $379,000. The four-month hold period expired October 15, 2007.

(v) On September 4, 2007 the company announced the Non-Brokered Private Placement referenced in News Releases and TSX Venture final approval on September 24, 2007. Issued were 2,107,500 units that included 2,055,000 subscriber units and 52,500 Finders' Fees units for total proceeds of $411,000. Each unit contains one common share at $0.20 and one non-transferable half warrant. Two half warrants are exercisable for two years from date of closing, to purchase a common share of the Company at a price of $0.35. On September 24, 2007, the Company issued 1,516,000 units with four-month hold expired January. 25, 2008, with warrants expiring September 24, 2009. On October 3, 2007, the Company issued 591,500 units with four-month expiring February 4, 2008, with warrants expiring October 5, 2009. Proceeds of $411,000 were allocated $313,564 to shares and $97,436 to warrants (Note 6 (f)). The four-month hold period on 1,516,000 expired January. 25, 2008 and on 591,500 expiring February 4, 2008.

(vi) The Company closed the $400,000 non-brokered private placement announced October 5, 2007 having received TSX Venture Exchange acceptance on October 31, 2007 with the issuance of 1,700,000 shares at $0.25 per share and warrants exercisable at $0.40 expiring October 5, 2009. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect. Finders' fees of 160,000 in units were paid. Proceeds of $425,000 were allocated $326,320 to shares and $98,680 to warrants (Note 6 (f)). The four month hold period expired March 14, 2008.

(vii) Warrants were exercised October 29, 2007:

- At $0.25 to issue 415,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.
- At $0.25 to issue 205,000 common shares of the Company reserved in the private placement which was accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment to re-pricing for filing by the TSX Venture Exchange on May 7, 2007.

(viii) Warrants were exercised November 13, 2007:

- At $0.25 to issue 575,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to re-pricing on May 7, 2007.
- At $0.20 to issue 87,500 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on June 13, 2007. Issue costs of $7,552 associated with these warrants were credited to share capital.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2008 and 2007

6. SHARE CAPITAL - continued

(ix) Warrants were exercised November 28, 2007:

- At $0.25 to issue 340,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.
- At $0.25 to issue 610,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on May 7, 2007.
- At $0.25 to issue 40,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to reprising on May 7, 2007.

(x) Warrants were exercised February 4, 2008:

- At $0.25 to issue 20,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.

c) Warrants:

	Number	Price/share	Value	Expiry
Issued December 5, 2005 *	1,530,000	$0.75	$382,500	December 4, 2007
Issued February 22, 2007	2,750,000	$0.25	$687,500	February 22, 2008
Balance April 30, 2007	**4,280,000**		**$1,070,000**	
Issued May 24, 2007	2,800,100	$0.30	$840,030	May 24, 2008
Issued June 14, 2007 **	175,000	$0.20	$35,000	June 14, 2008
Issued July 20, 2007	2,433,000	$0.30	$729,900	July 20, 2008
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued November 13, 2007 ***	930,000	$0.40	$372,000	November 16, 2009
Exercised Oct 29/07 to Jan 16/08	(2,205,000)	$0.25	(551,250)	
Exercised Nov 13/07	(87,500)	$0.20	(17,500)	
Expired December 4, 2007	(100,000)	$0.25	(25,000)	
Expired February 22, 2008	(1,975,000)	$0.25	(493,750)	
Balance April 30, 2008	**7,304,350**		**$2,328,242**	

At April 30, 2008 the weighted average remaining contractual life of warrants outstanding is 0.5 years (2007 – 0.74 years) and the weighted average exercise price is $0.32 (2007 $0.43).

* On November 7, 2006 TSX Venture Exchange approved extending the expiry date of 1,530,000 warrants to December 4, 2007 and on July 3, 2007 approved re-pricing them from 75 cents to 25 cents. The re-pricing is subject to the forced exercise provision: "If the closing price for the company's shares is 31 cents or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day." These warrants pertain to Dec. 1, 2005 non-brokered private placement of 1.53 million shares.

** 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued on June 14, 2007 and will expire June 14, 2008.

*** In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2008 and 2007

6. SHARE CAPITAL - continued

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. During the comparative year, stock options granted to a former director in the amount of 100,000 were cancelled subsequent to his departure from the Board.

As at April 30, 2008 there were 1,000,000 (April 30, 2007 - 1,000,000) options outstanding, with 783,333 vested (2007 – 350,000 vested).

Summary of the Company's options at April 30, 2008 and the changes for the year:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2008 and 2007	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	**350,000**	1) $0.25	October 27, 2010
April 11, 2007	650,000			**650,000**	$0.20	April 11, 2012
	1,100,000	Nil	100,000	**1,000,000**	**Balance**	

1) On April 30, 2007 the TSX Venture Exchange accepted amendments to stock option agreements dated October 27, 2005 reducing the exercise price from $0.50 to $0.25 pending disinterested shareholder approval.

At April 30, 2008 the weighted average remaining contractual life of stock options is 3.42 years (2007 – 4.42 years) and the weighted average exercise price is $0.22 (2007 - $0.22).

e) Contributed Surplus

Details are as follows:

		2008		2007
Balance – Beginning of year	$	**265,351**	$	62,071
Value of warrants (1) *(Note 6 b ii)*		**499,299**		113,376
Transferred to share capital upon exercise of broker warrants		**(7,552)**		-
Fair value of stock-based compensation *(Note 7)*		**68,709**		89,904
Balance – End of year	$	**825,807**	$	265,351

KETTLE RIVER RESOURCES LTD.

(An exploration stage company
NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2008 and 2007

6. SHARE CAPITAL - continued

e) Contributed Surplus - continued

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	June 13, 2007	July 20, 2007	Sept 24, 2007	Oct 10, 2007	Nov 13, 2007
Stock Price	$ 0.20	$ 0.20	$ 0.17	$ 0.195	$ 0.325	$ 0.245
Exercise Price	$ 0.30	$ 0.20	$ 0.30	$ 0.35	$ 0.35	$ 0.40
Expected life of warrants in years	1.00	1.00	1.00	2.00	2.00	2.00
Risk free interest rate	4.43 %	4.74 %	4.64 %	4.14 %	4.14 %	3.96 %
Expected dividend yield	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Expected Stock volatility	110 %	110 %	110 %	94.54 %	83.09 %	102.21%
Number of warrants granted	2,800,100	175,000	2,433,000	758,000	295,750	930,000

The weighted average grant date fair value of warrants granted during the year ended April 30, 2008 was $0.068.

The fair value of options granted during the comparative year was estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	April 11,2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	107 %
Dividend payments during life of option	Nil

The grant date fair value of options granted during the year ended April 30, 2007 was $0.16.

7. STOCK BASED COMPENSATION

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

On April 11, 2007 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. Since the options were granted under a graded vesting schedule, $68,709 of the fair value has been recorded in the Company accounts for the current year.

8. RELATED PARTY TRANSACTIONS

A loan from a director during the comparative year in the amount of $360,000 was repaid in the current year. It bore interest at prime + 3% and accrued interest to April 30, 2007 was $444. Interest of $3,025 was paid for this loan and $12 for a loan during the current year of $55,000 (repaid) with identical terms.

The Company received a loan from New Nadina of $306,507 during the current year (repaid), bearing interest at 9% and paid $466 interest for this loan.

New Nadina was loaned $230,000 during the current year (repaid), bearing interest at 9%, and the Company received $5,025 interest for this loan.

As at April 30, 2008, $9,214 is owed to two directors (2007 - $138) and $5,155 (2007 – $8,153) was due from New Nadina for office expense reimbursements.

KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2008 and 2007

8. RELATED PARTY TRANSACTIONS - continued

Except as noted elsewhere in these financial statements, the Company incurred the following expenses with related parties as follows:

	2008	2007
To three directors for telephone and office to offset expenses incurred in conducting company affairs,	**$ 7,200**	$ 7,200
To a director who is the president for administration and project management, of the Company and for storage facilities (exploration equipment and drill core samples),	**89,025**	77,100
To a director who is not an employee for administration support,	**38,600**	33,750
To a director who is a geological engineer for consulting services	**400**	Nil
Total	**$135,225**	$118,050

During the period a total of $36,875 (2007 - $70,106) was recovered from New Nadina to offset office, management and secretary expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

All advances, unless otherwise noted, are unsecured, bear no interest and have no fixed terms of repayment.

9. LOAN PAYABLE

The loan of $304,853 bearing interest at 9% to 11%, was repaid on May 23, 2007.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007
Loss for the year	**$ (1,337,694)**	$ (1,481,002)
Expected income tax recovery	**(456,154)**	(505,318)
Net adjustment for amortization, deductible and non-deductible amounts	**(24,767)**	18,629
Unrecognized benefit of non-capital losses	**480,921**	486,689
Total income taxes	**$ Nil**	$ Nil

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2008	2007
The current statutory income tax rate is 30% for 2008 and 34.12% for 2007:		
Non-current future income tax assets:		
Unamortized share issue cost	**$ 14,016**	$ 14,999
Property, plant and equipment and eligible capital	**7,856**	7,744
Mineral properties	**3,025,679**	3,172,108
Capital loss carry forward	**18,562**	21,111
Non capital loss carried forward	**162,969**	95,055
	3,229,082	3,311,017
Valuation allowance	**(3,229,082)**	(3,311,017)
	$ Nil	$ Nil

KETTLE RIVER RESOURCES LTD.

(An exploration stage company
NOTES TO FINANCIAL STATEMENTS (continued)
Years ended April 30, 2008 and 2007

10. INCOME TAXES - continued

The Company has non-capital losses of approximately $543,000 (2007 - $331,000) which may be carried forward and applied against taxable income in future years. These losses, if not utilized, will expire through to 2027 (2007 – 2026). The Company has capital losses of $61,874 (2007 - $61,874) which maybe applied against capital gains in a future year. Subject to certain restrictions, the Company also has mineral property, eligible capital, share issue and equipment expenditures of approximately $10,222,000 (2007 - $9,425,000) available to reduce taxable income in future years and approximately $202,000 (2007 - $123,000) in pre-production mining tax credits which expire between 2026 and 2027. Future tax benefits which may arise as a result of these losses, credits and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

11. COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the current year's presentation.

Greenwood Area Exploration


L3950N


2008/05/29


2008/06/10




2008/05/27



Kettle River Resources Ltd. 2007 - 2008 Annual Report



Turn of century claim marker

Head Office

Box 130, 298 Greenwood St.
Greenwood, BC, Canada, V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966
Email: kettle@sunshinecable.com
Website: www.kettleriver.com

Annual General Meeting
10:00 am, Tuesday, October 21, 2008
Fang and Associates Barristers & Solicitors
Suite 300 - 576 Seymour Street
Vancouver, BC, V6B 3K1
Phone (604) 688-6775

Registrar and Transfer Agent

CUSIP#492705 108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Phone: (604) 661-9400

Listings and Filings

Trading Symbol KRR-V, TSX Venture Exchange
- Standard and Poors
- Moody's Investment
- Security and Exchange Commission
  12g3-2(b) Exemption File #82-666

About the Logo

The logo for Kettle River Resources Ltd. was developed by our past president and founder, the late George Stewart. The logo represents the shadow pattern of a round, brilliant cut diamond immersed in methylene iodide (a heavy liquid), positioned on a white background and illuminated overhead by a single light source. This is done by gemologists to help determine the identity of a true diamond, versus the diamond simulants such as Cubic Zirconium (CZ), Strontium Titanate, G.G.G. and Y.A.G.

Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Rolling Plan provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).
Under the Rolling Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended **April 30, 2008** and the prior fiscal year. and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED September 10, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Ellen Clements"
Ellen Clements.Director

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended **April 30, 2008**, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Ellen Clements	Nil	Nil	133,333/216,617	3,333/1,667
Larry Widmer	Nil	Nil	100,000/150,000	2,500/1,250

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,000,000	0.22	1,771,671
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	1,000,000		1,771,671

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation AwardsPayouts			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Ellen Clements	2008	$72,000	Nil	$17,025	283,333	Nil	Nil	Nil
	2007	$72,000	Nil	$6,000	150,000	Nil	Nil	Nil
	2006	$72,000	Nil	$2,550	50,000	Nil	Nil	Nil
Larry Widmer	2008	Nil	Nil	$38,600	200,000	Nil	Nil	Nil
	2007	Nil	Nil	$33,750	100,000	Nil	Nil	Nil
	2006	Nil	Nil	$17,500	33,333	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/ SARS Granted (# common shares)	% of Total Options/ SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARS on the Date of Grant ($/Security)	Expiration Date
Ellen Clements	Nil	Nil	Nil	Nil	Nil
Larry Widmer	Nil	Nil	Nil	Nil	Nil

(2) "Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

DeVisser Gray, Chartered Accountants , of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are Ellen Clements, Stephen Levano and Gerald Rayner, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by DeVisser Gray Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with DeVisser Gray Chartered Accountants and PricewaterhouseCoopers LLP Chartered Accountant, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year ended **April 30, 2008**	Fees Paid to Auditor in the prior Fiscal Year
Audit Fees(1)	$16,750	$20,000
Audit-Related Fees(2)	Nil	$3,212
Tax Fees(3)	$1,400	$4,000
All Other Fees(4)	Nil	Nil
Total	$18,150	$27,212

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

6. Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

The Board of Directors decides the compensation of the Company's officers, based on industry standards and the Company's financial situation.

7. Other Board Committees

The Board of Directors has no other committees than the Audit committee.

8. Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

2. Directorships

The following table sets forth the directors of the Company who currently hold directorships on other reporting issuers:

Name of Director	***Name of Other Reporting Issuer***
Ellen Clements	New Nadina Explorations Limited
Larry Widmer	New Nadina Explorations Limited

3. Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

1. Board of Directors

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

(a) the *Business Corporations Act* (British Columbia)
(b) the Company's articles of incorporation and by-laws
(c) the Company's code of business conduct
(d) the charters of the Board and the Board committees; and
(e) other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 10, 2008.

Name, Position and Residence	**Principal Occupation or Employment**	**Period a Director of the Company**	**Shares Beneficially Owned**
Ellen Clements* President, Chief Executive Officer and Director Greenwood, BC	President, Chief Executive officer and Office Manager of the Company	Since March 17, 1992	3,045,573
Larry Widmer Secretary, Chief Financial Officer and Director Kelowna, BC	Secretary, Chief Financial Officer, self-employed; Business management consultant, Network Communications	Since August 14, 2003	136,500
Stephen Levano* Director Long Island, New York, USA	Self employed, Atlantic Product Services, Inc.	Since January 29, 2007	2,339,600
Gerald H. Rayner* Director West Vancouver, BC	Geologist, P.Eng, self employed consultant, G.H. Rayner and Associates Ltd.	Since September 25, 1992	204,000

* Member of Audit Committee

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day- to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 *Corporate Governance Guidelines* establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses and becomes more active in operations. National Instrument 58-101 *Disclosure of Corporate Governance Practices* mandates disclosure of corporate governance practices in Form 58-101F2, which disclosure is set out below.

As of September 10, 2008, the Company had outstanding **27,716,711** fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.*	**20,732,923**	**74.80**

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended **April 30, 2008** and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than 2/3rds of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 4. The board proposes that the number of directors remain at 4. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 4.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 or at the address of the registered office of the Company at 3rd Floor, 576 Seymour Street, Vancouver, B.C. V6B 3K1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed September 10, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Investor Services Inc. 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the

KETTLE RIVER RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at September 10, 2008.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of **KETTLE RIVER RESOURCES LTD.** (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

File #82-366
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE is hereby given that the Annual and Special General Meeting (the "Meeting") of **KETTLE RIVER RESOURCES LTD.** (the "Company") will be held on **October 21, 2008** at 3rd Floor, 576 Seymour Street, Vancouver, B.C.V6B 3K1at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period ending **April 30, 2008** together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 4.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

   (c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts, proceedings, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8. To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended **April 30, 2008**, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, September 10, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF
KETTLE RIVER RESOURCES LTD.

Per: ***" Ellen Clements "***
Ellen Clements, Director

File #82-666
Rule 12g3-2(b)

12

VOTING INSTRUCTION FORM
KETTLE RIVER RESOURCES LTD.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: TUESDAY, OCTOBER 21, 2008 AT 10:00 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF SEPTEMBER 10, 2008
PROXY DEPOSIT DATE: OCTOBER 17, 2008
ACCOUNT NUMBER: 00002810794
CUSIP: 492705108 **CUID:** V025 C52 S34810 010 E **CONTROL NO. :** [redacted]

APPOINTEE(S) ELLEN CLEMENTS, LARRY WIDMER

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)		VOTING RECOMMENDATIONS
1	- APPOINTMENT OF DEVISSER GRAY CHARTERED ACCOUNTANTS, OF ----------->>> VANCOUVER, B.C., AS AUDITORS FOR THE ENSUING YEAR & TO AUTHORIZE THE DIRECTORS TO FIX THE REMUNERATION TO BE PAID TO THE AUDITOR.	FOR --->>>
2	- FIXING THE NUMBER OF DIRECTORS AT 4. ---------------------------->>>	FOR --->>>
4	- APPROVAL OF THE PROPOSED STOCK OPTION PLAN OF THE COMPANY MORE ---->>> PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR AND TO AUTHORIZE THE DIRECTORS TO MAKE MODIFICATIONS THERETO IN ACCORDANCE WITH THE PLAN AND THE POLICIES OF THE TSX VENTURE EXCHANGE.	FOR --->>>
5	- AUTHORIZE: A) ANY AMENDMENTS TO PREVIOUSLY ISSUED STOCK OPTION ---->>> AGREEMENTS, INCLUDING DECREASES IN THE EXERCISE PRICE OF PREVIOUSLY ISSUED STOCK OPTIONS; B) THE GRANT TO INSIDERS, WITHIN A 12 MONTH PERIOD, A NUMBER OF OPTIONS EXCEEDING 10% OF THE NUMBER OF ISSUED SHARES; C) THE ISSUANCE OF A NUMBER OF SHARES TO ANY ONE INSIDER AND SUCH INSIDER'S ASSOCIATES UPON THE EXERCISE OF STOCK OPTIONS WITHIN A ONE YEAR PERIOD THAT EXCEEDS 5% OF THE OUTSTANDING LISTED SHARES (PROVIDED THAT THE COMPANY IS A TIER 1 ISSUER UNDER THE RULES OF THE TSX VENTURE EXCHANGE).	FOR --->>>
6	- APPROVAL OF AN ORDINARY RESOLUTION TO RATIFY, APPROVE AND -------->>> CONFIRM ALL LAWFUL ACTS, CONTRACTS PROCEEDING, APPOINTMENTS AND PAYMENTS OF MONEY OF AND BY THE DIRECTORS OF THE COMPANY SINCE THE DATE OF THE COMPANY'S LAST ANNUAL GENERAL MEETING.	FOR --->>>
7	- APPROVAL OF SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE --->>> MEETING AS THE PROXYHOLDER, IN HIS SOLE DISCRETION, MAY SEE FIT.	FOR --->>>

FOLD IN HALF - DO NOT DETACH

3 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▭ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-ELLEN CLEMENTS	☐	☐
02-LARRY WIDMER	☐	☐
03-STEPHEN LEVANO	☐	☐
04-GERALD H. RAYNER	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

	FOR	AGAINST / WITHHOLD
1	☐	☐ (WITHHOLD)
2	☐	☐
4	☐	☐
5	☐	☐
6	☐	☐
7	☐	☐

8750 2211010010100489

CONTROL NO. : → [redacted]

ODLUM BROWN
Odlum Brown Limited
250 HOWE ST, SUITE 1100
VANCOUVER, BC V6C 3S9

294
294
S34810 E
1 OF 1

COPY

RECEIVED
2008 OCT 15 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SIGNATURE(S) · INVALID IF NOT SIGNED · DATE (DD/MM/YY)

☐ ← **REQUEST FOR LEGAL PROXY:** DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

File #82-666
Rule 12g3-2(b)

In this voting instruction form, ***you*** and ***your*** refer to a beneficial holder of the securities listed on the other side of this form. You are a beneficial holder because we hold the securities in an account for you.

We, us, and ***our*** refer to the intermediary or financial institution where you have an account.

A meeting is being held for holders of the securities listed on the other side of this form. Please be advised that you are receiving this voting instruction form and meeting materials, at the direction of the issuer, in the language you requested, if it was available. Issuers have the right under securities legislation, to require us to send you shareholder materials. This direction supercedes any previous instructions you may have given not to receive material.

When you give us your voting instructions, you acknowledge that:

- you are the beneficial holder;
- you are authorized to provide these voting instructions; and
- you have read the instructions on this form.

We cannot vote for you if we do not receive your voting instructions.

Unless you attend the meeting and vote in person, we will vote on your behalf according to the voting instructions you provide.

Please write any comments on a separate sheet and send them by mail with your voting instructions. Please include your 12-digit control number, which you will find on the other side of this form.

If the items listed in the information circular are different from the items listed on the other side of this form, the information circular will be considered correct.

Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return your voting instruction form by mail, or submit your vote on the Internet or by telephone (if available).

FOLD IN HALF - DO NOT DETACH

About Voting.

A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. **Please read the information circular carefully and take note of any relevant proxy deposit date.**

If you have any questions, please contact the person who services your account.

Your vote is important.

If you do not plan to attend the meeting and vote in person, please give us your voting instructions right away. We will vote on your behalf according to the voting instructions you provide. **We cannot vote for you if we do not receive your voting instructions.**

If you do not specify how you want your securities voted, they will be voted as recommended in the information circular.

Submitting your voting instructions.

Use this form to send us your voting instructions by mail. You may also be able to give us your voting instructions by telephone or on the Internet. If these options are available to you, they are noted on the other side of this form. If you use the telephone or Internet to vote, you will be considered to have signed and dated this form. **Your voting instructions will be recorded when they are received.**

You cannot vote on the telephone or Internet on the day of the meeting.

We need to receive your voting instructions at least one business day before the proxy deposit date noted on the other side of this form, and as stated in the information circular.

On the Internet *(if available)*.

Go to **www.proxyvote.com** and follow the instructions. You will need your 12-digit control number, which you will find on the other side of this form.

When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot.

By telephone *(if available)*.

Call **1-800-474-7493 (English)** or **1-800-474-7501 (French).**

You will need your 12-digit control number, which you will find on the other side of this form.

If a recommendation has not been made on an item, you must vote on each item separately. Choose option 2 when the telephone voting system prompts you.

By mail.

Complete, sign and date the other side of this form. Fold in half, do not detach and return it in the envelope provided. If you do not have the envelope, send the form to:

PROXY TABULATION
P.O. BOX 2800 STN LCD MALTON
MISSISSAUGA, ON L5T 2T8

To attend the meeting as an Appointee.

If you want to attend the meeting, or designate another person to attend the meeting in your place, you may do so in one of the following ways:

- write your name, or the name of your designate, on the "Appointee" line on the other side of this form, sign and date the form, and send it by mail, or
- go to the Internet site noted (if available) and insert the name in the "Appointee" section on the electronic ballot.

You cannot use the telephone voting service if you want to appoint yourself to vote in person at the meeting or appoint someone else to attend the meeting for you.

When you write your name or the name of your designate on the "Appointee" line, you or your designate will have the right to attend the meeting and vote in person. We will execute and deliver a form of proxy to the issuer on your behalf. You, or your designate, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer.

Legal Proxy.

If you put your name or designate's name on the "Appointee" line of this form or on the Internet, you do **NOT** need to obtain a legal proxy in order to attend and vote at the meeting.

However, securities legislation provides that you may request that a legal proxy, naming you or your designate, be issued and mailed to you. Should you wish such a legal proxy, mark the appropriate box on the other side of this form and write your name or that of your designate, on the other side of this form on the "Appointee" line.

You cannot use the Internet or telephone voting services if you want to request a legal proxy.

The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the information circular applicable to the delivery of proxies.

The legal proxy will be mailed to the name and address noted on the other side of this form. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the information circular.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for that proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the issuer or its agents in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. **If you have any questions, please contact the person who services your account.**

FOLD IN HALF - DO NOT DETACH

T3120106

FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year and return this to Computershare Investor Services Inc. 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the ensuing financial year.

KETTLE RIVER RESOURCES LTD.

Please select one or both of the following options:

Annual Financial Statements & MD&A _____ Quarterly Financial Statements & MD&A ________

Name: ____________________________________
Address: __________________________________
City/Prov/State/ Postal Code: ____________________
Preferred Method of Communication:
Email______or Mail: _________
Signature: _________________________________
Date: ____________________________________
Email Address:______________________________

File #82-666
Rule 12g3-2(b)

RECEIVED
2008 OCT 15 A 11:57
FICE OF INTERNATIONAL
CORPORATE FINANCE

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

1st quarter
July 31, 2008

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the three months ended July 31, 2008 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	July 31, 2008	April 30, 2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$125,196	$ 729,679
Accrued interest and other amounts receivable	25,467	13,993
Marketable securities (Note 3)	356,516	329,777
Prepaid expenses	3,741	4,517
	510,920	1,077,966
Reclamation Bond	5,000	5,000
Property, Plant and Equipment (Note 4)	63,030	63,743
Mineral Properties (Note 5)	3	3
Cash and cash equivalents	$ 578,953	$1,146,712
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 32,241	$ 31,982
Shareholders' and director's loans (Note 8)	1,300	4,059
Loan payable (Note 9)	Nil	Nil
	33,541	36,041
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Deficit accumulated in the exploration stage – Statement 2	(13,644,391)	(13,035,257)
Accumulated Other Comprehensive Income	282,418	255,679
	(13,361,973)	(12,779,578)
Share capital (Note 6)	13,064,442	13,064,442
Contributed Surplus (Note 6f)	842,943	825,807
	545,412	1,110,671
	$ 578,953	$1,146,712

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss, Comprehensive Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended July 31, 2008	For three months ended July 31, 2007
	2008	2007
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	$ 562,758	$ 374,610
Less: Government Assistance	Nil	Nil
	562,758	374,610
ADMINISTRATIVE COSTS		
Accounting, audit & legal	9,330	9,133
Advertising, promotion & printing	4,836	3,398
Amortization	90	113
Financial consulting	1,250	Nil
Licenses, insurance, and transfer agent fees	3,233	12,959
Management, salary & wages (net of recoveries)	5,155	13,479
Office & sundry	1,263	6,188
Office building expenses	2,068	1,211
Stock compensation expense	17,136	17,136
Telephone	507	391
Travel and accommodation	5,966	2,628
	50,834	66,636
OTHER EXPENSES (INCOME)		
Gain on sale of securities	Nil	Nil
Gain on disposal of capital assets	Nil	Nil
Interest and US Exchange adjustment	(4,458)	(652)
	(4,458)	(652)
GAIN (LOSS) FOR THE PERIOD	(609,134)	(440,594)
DEFICIT, BEGINNING OF PERIOD	$ 13,035,257	$ 11,697,563
DEFICIT, END OF PERIOD	$ 13,644,391	$ 12,138,157
Gain (Loss) per share, basic and diluted	($ 0. 02)	($ 0.03)
Weighted average number of Shares outstanding	27,716,711	17,575,456
OTHER COMPREHENSIVE LOSS		
Net Loss for the Period	(609,134)	(440,594)
Unrealized Gain on Available-for-sale Marketable Securities (Note 3)	26,739	264,593
TOTAL COMPREHENSIVE LOSS	(582,395)	(176,001)
Comprehensive Loss per share, basic and diluted	$ (0.02)	$ (0.01)
Weighted average number of Shares outstanding	27,716,711	17,575,456

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended July 31, 2008	For three months ended July 31, 2007
Cash Flows from Operating Activities		
Gain (Loss) for the period	($609,134)	($440,594)
Add: Items not involving cash		
Amortization	713	800
Gain on sale of Securities	Nil	Nil
Gain on disposal of capital assets	Nil	Nil
Stock compensation	17,136	17,136
	(591,285)	(422,658)
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	776	382
Decrease (increase) in accounts receivable	(11,474)	(1,864)
Increase (decrease) in amounts due to director(s)	(2,759)	(353,098)
Increase (decrease) in Loan payable		(304,853)
Increase (decrease) in accounts payable	259	(54,044)
	(604,483)	(1,136,135)
Cash Flows from Financing Activities		
Shares issued for cash	Nil	1,390,700
	Nil	1,390,700
Cash Flows from Investing Activities		
Acquisition of capital assets	Nil	Nil
Proceeds from sale of securities	Nil	Nil
Proceeds from sale of capital assets	Nil	Nil
	Nil	Nil
Increase (decrease) in Cash	(604,483)	254,565
Cash, and term deposits, beginning of period	729,679	57,402
Cash and term deposits, end of period	$ 125,196	$ 311,967
Supplementary Schedule		
Amortization of capital assets to mineral properties	$ 623	$ 688
Non-monetary transactions		
Stock compensation	$ 17,136	$ 17,136

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

for the three months ended July 31, 2008 and 2007

Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements. The Company has working capital of $477,379 as at July 31, 2008 and has accumulated losses of $13,644,391. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 27,716,711 for net proceeds of $13,064,442 averaging $0.47 per share. The share price at July 31, 2008 was $0.115 Cdn.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2008.

3. MARKETABLE SECURITIES

	July 31, 2008	April 30, 2008
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 329,777	$ 74,098
Disposals during the period	Nil	Nil
Unrealized gain	26,739	255,679
Closing balance – lowest recorded market price	$ 356,516	$ 329,777

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has two directors in common with the Company. The Company on July 31, 2008, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was $0.20 on July 31, 2008.

4. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	July 31, 2008 Net Book Value	April 30, 2008 Net Book Value
Land		$ 10,000	$ -	$10,000	$ 10,000
Paving	8%	4,861	2,918	1,943	1,983
Buildings	4%-5%	86,401	38,218	48,183	48,670
Mining equipment	30%	117,557	116,368	1,189	1,285
Office equipment	20%	53,972	52,258	1,714	1,804
Trailer	30%	8,890	8,889	1	1
		$ 281,681	$ 218,651	$63,030	$63,743

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended July 31, 2008	**Greenwood Area**	**DHK NWT**	**Silica Quarry 50%**	**Total**
Amortization	$ 623	$ -	$ -	$ 623
Assaying	21,641			21,641
Assessment, filing fees, membership				
Direct charges – wages	10,902	190	50	11,142
Exploration costs 1)	503,074	75		503,149
Field Supplies	163			163
Property costs & acquisition	810			810
Storage (samples& equipment)	28,989			28,989
Property and Mineral taxes	1,517			1,517
Travel & accommodation	550			550
Subtotal:	$ 568,269	$ 265	$ 50	$ 568,584
Less: Recovered Property Costs	(5,826)	-	-	(5,826)
TOTAL:	$562,443	$ 265	$ 50	$ 562,758

Exploration Expenditures by Property For the period ended July 31, 2007	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 688	$ -	$ -	$ 688
Assaying	14,684	-	-	14,684
Assessment, filing fees, membership	532	-	-	532
Direct charges – wages	8,800	3,500	-	12,300
Exploration costs 1)	60,617	280,175	25	340,817
Field Supplies	-	-	-	-
Legal & miscellaneous	-	-	-	-
Property costs & acquisition	494	-	-	494
Storage (samples & equipment)	1,381	-	-	1,381
Property and Mineral taxes	1,577	-	-	1,577
Travel & accommodation	60	2,076	-	2,136
Subtotal:	$ 88,833	$ 285,751	$ 25	$ 374,609
Less: Government Assistance	(Nil)			(Nil)
Total:	$ 88,833	$ 285,751	$ 25	$ 374,609

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units (approximately 10,000 hectares) of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. The Company is actively exploring for gold, silver, other base metals and industrial mineral potential. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

5. MINERAL PROPERTIES, continued

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (43.37%), Dentonia Resources Ltd. ("Dentonia") (43.37%), and Horseshoe Gold Mining Inc. ("Horseshoe") (13.26%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

WO Joint Venture -

DHK has a 10.774% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine").

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 100 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited. During the 2007 program, an additional kimberlite (Genie) was added to the three new kimberlites discovered in 2006. Micro diamond results from tested kimberlites have returned positive results to date.

During the 2008 spring program one kimberlite pipe was discovered (Bling) and during the summer program another three kimberlite pipes (Trio, Sparky, Gemini) were discovered, bringing to twelve the number of known kimberlite pipes on the Monument property.

c) SILICA QUARRY - Saskatchewan:

The Company holds a 50% participating interest in a Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

6. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:	**No. of Shares**		**Proceeds**	**Value**
Balance at April 30, 2007	**14,223,611**			**$ 10,880,739**
Private Placement closed August 2, 2007	5,233,100	(i)	1,011,700	723,619
Private Placement & Finders Fees - June 13, 2007	2,000,000	(ii)	379,000	363,898
Private Placement & Finders Fees – Sept 24, 2007	2,107,500	(iii)	411,000	313,564
Private Placement & Finders Fees – Oct 31, 2007	1,860,000	(iv)	425,000	326,320
Warrants exercised October 29, 2007	620,000	(v)	155,000	155,000
Warrants exercised November 13, 2007	662,500	(vi)	161,250	168,803
Warrants exercised November 26, 2007	990,000	(vii)	247,500	247,500
Warrants exercised January 16, 2008	20,000	(viii)	5,000	5,000
Flow Through share renunciation tax effect				(120,000)
Balance at April 30, 2008 and July 31, 2008	**27,716,711**		**$ 2,795,450**	**$ 13,064,442**

6. SHARE CAPITAL - continued

b) Issued and fully paid: - continued

(i) On August 2, 2007 the company completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007, April 24, 2007, and TSX Venture final approval on July 26, 2007. Issued were 5,233,100 units that included 5,058,500 subscriber units and 174,600 Finders' Fees units for total proceeds of $1,011,700. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable for one year from date of closing, to purchase a common share of the Company at a price of $0.30. Insiders of the Company subscribed to 781,000 units. The four-month hold on 2,800,100 units expired Sept. 25, 2007 with warrants expiring May 24, 2008. The 2,433,000 units four month hold period expired November 21, 2007 with warrants expiring July 21, 2008. [Proceeds of $1,011,700 were allocated $723,619 to shares and $288,081 to warrants (Note 6 (f))]. The hold period expired September 25, 2007 and November 21, 2007.

(ii) On June 13, 2007, the company closed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007. Related to this non-brokered financing, the Company issued 2,000,000 "Flow Through" shares. In addition to $21,000 paid to finders, 175,000 broker warrants were issued exercisable to purchase one common share of the Company at a price of $0.20 expiring June 14, 2008 with net proceeds of $379,000. The four-month hold period expired October 15, 2007.

(iii) On September 4, 2007 the company announced the Non-Brokered Private Placement referenced in News Releases and TSX Venture final approval on September 24, 2007. Issued were 2,107,500 units that included 2,055,000 subscriber units and 52,500 Finders' Fees units for total proceeds of $411,000. Each unit contains one common share at $0.20 and one non-transferable half warrant. Two half warrants are exercisable for two years from date of closing, to purchase a common share of the Company at a price of $0.35. September 24, 2007, issued 1,516,000 units with four-month hold expired January. 25, 2008, with warrants expiring September 24, 2009. October 3, 2007, issued 591,500 units with four-month expiring February 4, 2008, with warrants expiring October 5, 2009. [Proceeds of $411,000 were allocated $313,564 to shares and $97,436 to warrants (Note 6 (f))]. The four-month hold period on 1,516,000 expired January. 25, 2008 and on 591,500 expiring February 4, 2008.

(iv) The Company closed the $400,000 non-brokered private placement announced October 5, 2007 having received TSX Venture Exchange acceptance on October 31, 2007 with the issuance of 1,700,000 shares at $0.25 per share and warrants exercisable at $0.40 expiring October 5, 2009. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect. Finders' fees of 160,000 in units were paid. [Proceeds of $425,000 were allocated $326,320 to shares and $98,680 to warrants (Note 6 (f))]. The four month hold period expiring March 14, 2008.

(v) Warrants were exercised October 29, 2007:
- At $0.25 to issue 415,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007
- At $0.25 to issue 205,000 common shares of the Company reserved in the private placement which was accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment to re-pricing for filing by the TSX Venture Exchange on May 7, 2007

(vi) Warrants were exercised November 13, 2007:
- At $0.25 to issue 575,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to re-pricing on May 7, 2007.
- At $0.20 to issue 87,500 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on June 13, 2007.

(vii) Warrants were exercised November 26, 2007:
- At $0.25 to issue 340,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.
- At $0.25 to issue 610,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on May 7, 2007.
- At $0.25 to issue 40,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to reprising on May 7, 2007.

6. **SHARE CAPITAL** – continued

b) **Issued and fully paid:** - continued

(viii) Warrants were exercised January 16, 2008:

- At $0.25 to issue 20,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued December 5, 2005 *	1,530,000	$0.25	$382,500	December 4, 2007
Issued February 22, 2007	2,750,000	$0.25	$687,500	February 22, 2008
Issued May 24, 2007	2,800,100	$0.30	$840,030	May 24, 2008
Issued June 14, 2007 **	175,000	$0.20	$35,000	June 14, 2008
Issued July 20, 2007	2,433,000	$0.30	$729,900	July 20, 2008
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued November 13, 2007 ***	930,000	$0.40	$372,000	November 16, 2009
Exercised Oct 29/07 to Jan 16/08	(2,205,000)	$0.25	(551,250)	
Exercised Nov 13/07	(87,500)	$0.20	(17,500)	
Expired December 4, 2007	(100,000)		(25,000)	
Expired Feb 22, 2008	(1,975,000)		(493,750)	
Expired May 24, 2008	(2,800,100)		(840,030)	
Expired June 14, 2008 **	(87,500)		(17,500)	
Expired July 20, 2008	(2,433,000)		(729,900)	
Balance July 31, 2008	**1,983,750**		**$740,812**	

* On November 7, 2006 TSX Venture Exchange approved extending the expiry date of 1,530,000 warrants to December 4, 2007 and on July 3, 2007 approved re-pricing them from 75 cents to 25 cents. The re-pricing is subject to the forced exercise provision: "If the closing price for the company's shares is 31 cents or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day." These warrants pertain to Dec. 1, 2005 non-brokered private placement of 1.53 million shares. These warrants expired December 4, 2007.

** 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued on June 14, 2007 and expired June 14, 2008.

*** In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. October 27, 2005 the Company granted 350,000 director options at an exercise price of $0.25 for a period of five years. The closing market share price on the business day immediately prior to the grant date was $0.43. On April 11, 2007 Options for 650,000 shares were granted at an exercise price of $0.20 for a period of five years to directors. The closing market share price on the business day immediately prior to the grant date was $0.20.

6. SHARE CAPITAL, continued

d) Share purchase options - continued

As at July 31, 2008 there were 1,000,000 (July 31, 2007 – 1,100,000) options outstanding.

Summary of the Company's options at July 31, 2008:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2008 and 2007	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	350,000	1) $0.25	October 27, 2010
April 11, 2007	650,000			650,000	$0.20	April 11, 2012
	1,100,000	Nil	100,000	1,000,000	**Balance**	

1) On April 30, 2007 the TSX Venture Exchange accepted amendments to stock option agreements dated October 27, 2005 reducing the exercise price from $0.50 to $0.25 approved by disinterested shareholders at the Annual General Meeting on October 15, 2007.

As of July 31, 2008 - 783,333 options have vested.

e) Stock based compensation

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	107 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

On April 11, 2007 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. Since the options were granted under a graded vesting schedule, $17,136 of the fair value has been recorded in the Company accounts for the period.

f) Contributed Surplus

Details are as follows:

		2008		2007
Balance – Beginning of year	$	825,807	$	265,351
Value of warrants (1) *(Note 6, iii, v, vi)*		Nil		499,299
Transferred to share capital upon exercise of options		Nil		(7,552)
Fair value of stock-based compensation *(Note 6e)*		17,136		68,709
Balance – End of year	$	842,943	$	825,807

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	June 13, 2007	July 20, 2007	Sept 24, 2007	Oct 10, 2007	Nov 13, 2007
Stock Price	$ 0.20	$0.20	$ 0.17	$ 0.195	$ 0.325	$ 0.245
Exercise Price	$ 0.30	$0.20	$ 0.30	$ 0.35	$ 0.35	$ 0.40
Expected life of warrants in years	1.00	1.00	1.00	2.00	2.00	2.00
Risk free interest rate	4.08 %	4.75 %	4.08 %	4.08 %	4.08 %	4.08 %
Expected dividend yield	0.00%	0.00	0.00%	0.00%	0.00%	0.00%
Expected Stock volatility	110%	110%	110%	94.54%	83.09%	102.21%
Number of warrants granted	2,800,100	175,000	2,433,000	758,000	295,750	930,000

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

7. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2008, $1,300 is owed.
For the period ended July 31st the Company incurred the following expenses with related parties:

	2008	2007
To directors for telephone and office to offset expenses incurred in conducting company affairs	**$ 1,800**	$ 1,800
To a director who is the president for management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	**20,275**	19,275
To directors who are not employees, for administration.	**9,450**	9,000
To a director who is a geological engineer for consulting services.	**Nil**	Nil
Total	**$ 31,525**	$ 30,075

During the period $11,587 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

8. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration

9. SUBSEQUENT EVENTS:

News Releases details below are in the MD&A report to be read in conjunction with this Financial Statement:

DIRECTORS AND POSITIONS:

Ellen Clements *, President and CEO
Larry Widmer, BComm, Corporate Secretary and CFO,
Gerald Rayner, Geol., P.Eng. *
Stephen Levano, BA, MBA *

* Members of the Audit Committee

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

Three months to July 31, 2008

Management Discussion & Analysis

September 22, 2008

Note to Reader

The interim financial statements for the three months ended July 31, 2008 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

September 22, 2008

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended July 31, 2008

	Greenwood Area	DHK - NWT	Silica Quarry 50%	Total
Amortization	$ 623	$ -	$ -	$ 623
Assaying	21,641	-	-	21,641
Assessment, filing fees, membership	-	-	-	-
Direct charges – wages	10,902	190	50	11,142
Exploration costs	503,074	75	-	503,149
Field supplies	163	-	-	163
Property costs & acquisition	810	-	-	810
Storage (samples& equipment)	28,989	-	-	28,989
Property and Mineral taxes	1,517	-	-	1,517
Travel & accommodation	550	-	-	550
Sub-total:	$ 568,269	$ 265	$ 50	$ 568,584
Less: Recovered property costs	($ 5,826)	-	-	($ 5,826)
TOTAL:	$ 562,443	$ 265	$ 50	$ 562,758

During the three month period ended July 31, 2008 a total of $562,758 (2007 - $374,609) was spent on mineral property activities as shown in the above table.

First Quarter Update: EXPLORATION ACTIVITIES

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing. Diamonds were found in most kimberlites tested. Only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate mine potential where 1994 bulk sampling was conducted with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements of varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Claim Blocks were abandoned.

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property, which contained a diamondiferous dyke like kimberlite, from Kennecott Canada Explorations Inc, (KCEI). KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease and are currently responsible for the annual lease fees. An existing agreement gives Peregrine Diamonds Ltd. (Peregrine) the right to earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 100 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

The Company, in January 2008, increased its shareholdings in DHK Diamonds Inc. to 43.37% from 42.5% due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls.

The Company reports contributions to budgets as exploration costs. During the period ended July 31, 2008 costs of $265 (2007 - $285,751) were incurred: Exploration costs of $75 (2007 - $280,175) and $190 (2007 – $3,500) for management and related expenses, and $ Nil (2007 - $2,076) for administrative travel costs.

<u>WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)</u>

DHK Diamonds Inc. has a contributing 10.77% interest in the WO diamond project. Peregrine Diamonds Ltd. ("Peregrine"), the operator since 2005 bulk sampled to test the economics and feasibility of the DO27 kimberlite with approximately $58 million spent to date. The average modeled value of 2,075 carats worth of diamonds recovered from the nine-hectare DO-27 kimberlite pipe ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. These valuation results, along with updated grade and geological information, were used by Peregrine and AMEC Americas Ltd. to complete the preliminary technical assessment ("PTA") report, which will investigate the current economic potential of DO-27. News releases on the Company website contain the details and a list of the more important diamonds.

The operator reported a current surplus of JV funds and did not anticipate a budget proposal nor cash call until after the PTA report has been produced, expected before the end of the second quarter 2008. Subsequently, on May 30, 2008, Peregrine issued a $212,112 cash call to DHK due on September 27, 2008 for DHK's 10.77% interest in the Joint Venture.

Furthermore, on June 24, 2008, Peregrine, the operator, reported to the Company:

> "Mr. Eric Friedland, Chief Executive Officer, and Mr. Brooke Clements, President of Peregrine Diamonds Ltd. ("Peregrine" or "the Company") are pleased to report a Canadian NI-43-101-compliant indicated mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per hundred tonnes ("cpht"). The resource estimate was prepared by AMEC Americas Ltd. ("AMEC"), an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5-8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth. DO-27 is situated on the 15,000 hectare WO property in the Northwest Territories, Canada, approximately 27 kilometres southeast of the DiavikTM Diamond Mine and 11 kilometres east of the Tibbitt to Contwoyto Ice Road used to supply the two diamond mines in the area. Ownership interests in the WO property are as follows: Peregrine 71.74%, Archon Minerals Limited 17.48% and DHK Diamonds Inc. 10.78%. Peregrine holds 97.92% of the diamond marketing rights."
>
> *See website for full News Release dated June 24, 2008.*

<u>Pellatt Lake Property:</u>

Peregrine reported that 162 heavy mineral samples were collected and during the period a single diamond drill hole tested three high priority anomalies drilling a total of 497 meters. No kimberlite was encountered.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). The Monument property contains 9 known diamond bearing kimberlites. Recent drilling has found several new kimberlites including Genie, Bling and most recently the Trio, Gemini and Sparky kimberlites. The most recent discoveries were made when drilling land based targets. Based on forthcoming caustic fusion results, plans for taking larger samples will be made as well as drill testing water-based targets. Results will be posted on the nadina.com website. In addition, Kettle River owns 1.7 million free trading shares of New Nadina.

SASKATCHEWAN – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 41 acres and under lease which currently expires in December 1, 2009 and is subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. During the period $50 (2007 - $25) was expended on research.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA: 100%

Greenwood Area Expenditure breakdown by property for the period ended July 31, 2008

	2008 Exploration Program	Phoenix	Arcadia	Bluebell	Tailings	Niagra	Tam O'Shanter	Hass	Greenwood Area TOTAL
Amortization	$ -	$ 156	$ -	$ 156	$ -	$ -	$ 311	$ -	$ 623
Assaying	21,641	-	-	-	-	-	-	-	21,641
Assessment/Recording	-	-	-	-	-	-	-	-	-
Direct charges – wages	9,000	550	-	550	500	252	50	-	10,902
Exploration costs	502,924	100	-	25	-	-	25	-	503,074
Field supplies	163	-	-	-	-	-	-	-	163
Property costs & acquisition	443	367	-	-	-	-	-	-	810
Storage (samples& equipment)	-	11,040	-	7,053	-	-	10,896	-	28,989
Property & Mineral taxes	-	1,168	-	349	-	-	-	-	1,517
Travel & accommodation	550	-	-	-	-	-	-	-	550
Sub-total:	**$ 534,721**	**$ 13,381**	**$ -**	**$ 8,133**	**$ 500**	**$ 252**	**$ 11,282**	**$ -**	**$ 568,269**
Less: Recovered Property costs	-	(5,826)	-	-	-	-	-	-	(5,826)
TOTAL:	**$ 534,721**	**$ 7,555**	**$ -**	**$ 8,133**	**$ 500**	**$ 252**	**$ 11,282**	**$ -**	**$ 562,443**

The Greenwood Area Properties are grouped according to geographical area and accounting purposes. At this time, the 2008 Exploration Program is segregated for reporting purposes where work was conducted on the Phoenix and Bluebell areas. During the spring and summer of 2008, the company completed a program of excavator trenching and diamond drilling (14 holes, 2,551 meters) on its wholly owned Greenwood area properties. Limited prospecting, soil and rock sampling was also completed. The 2008 work program was primarily directed at 3 known areas of mineralization, the Minnie Moore showing on the Bluebell property, and the Battle and Stemwinder Zones on the Phoenix property.

Greenwood Area Properties

Phoenix Mine Area

Of the 55 Crown Grants and Mineral Lease tenure covering the Phoenix Mine Area, this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. There is a Marble prospect quarry lease within this area. During the period a total of $13,381 was expended (2007 - $3,936). Recording of work programs and generation of reports with wage costs of $550 (2007 – $1,500). An amount of $5,825 was received from another company during the period as compensation for access and has been recorded as a property cost recovery.

Limited exploration was conducted on the Bluebell-Summit property other than work conducted on the Minnie Moore and costs of $8,132 (2007 - $1,971) relate to sample and core storage, mineral taxes and wage costs. The Minnie Moore showing is located within the Bluebell Group and due to the significance of the discovery, 2008 exploration program expenditures have been segregated for current reporting:

2008 Exploration Program

The $534,721 2008 Exploration Program expenditure reported relates mainly to mapping, prospecting, sampling, soil sampling, geophysics, assaying, and trenching in the selected areas.

Battle Zone:

Situated less than a kilometer from the former Phoenix Minesite, mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Pyrite mineralization with elevated gold has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters. Road building for drill access along with further sampling and detailed geological mapping and representative chip sampling was completed in preparation for 2008 drilling. Soil geochemistry in this area shows a large area of anomalous gold plus/minus arsenic in soils. During 1991, a single drill hole by Battle Mountain (Canada) Inc. was drilled to test a small portion of the Battle zone. This hole intersected several zones of elevated gold, including 14.7 g/t Au (0.43 oz/t Au) over 0.4 meters, 8.54 g/t Au (0.25 oz/t Au) over 0.7 meters, 3.63 g/t Au (0.11 oz/t Au) over 0.7 meters and 3.36 g/t Au (0.10 oz/t Au) over 1.0 meter. Apart from this single 1991 drill hole, the Battle zone was previously untested by drilling.

The following chart provides the 2008 drill results on the Battle zone:

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-6	15.30	*17.70*	2.40	4.01	1.47	259
	33.05	*40.35*	7.30	3.71	8.27	1801
		including	0.40	14.00	64.00	496
		and	1.00	8.80	7.00	2417
KRR 08-7	24.50	*27.30*	2.80	0.91	0.26	78
	38.00	*40.19*	2.19	0.30	0.70	1324
KRR 08-8	16.57	*19.57*	3.00	0.55	< 0.10	23
	38.57	*51.27*	12.70	1.62	10.85	2349
		including	0.70	18.07	183.70	33576
KRR 08-9	37.40	*37.70*	0.30	2.26	2.40	1443
	48.20	*48.60*	0.40	5.40	18.30	6070
	105.50	*105.90*	0.40	0.31	4.10	235
KRR 08-10	27.25	*27.70*	0.45	0.45	0.10	23
	41.15	*49.77*	8.62	0.76	1.15	401
		including	0.70	3.19	1.30	578
		and	0.50	6.33	14.70	4169
	64.84	*67.84*	3.00	0.24	0.20	75

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-11	42.66	45.46	2.80	1.39	5.0	1256
	90.70	**92.26**	**1.56**	**80.00**	**8.6**	**105**
	100.50	100.70	0.20	9.70	10.6	2233
	110.62	111.86	1.24	3.67	95.6	307
	207.29	209.98	2.69	0.03	1257.8	1566
KRR 08-12	**17.13**	***20.13***	**3.00**	**2.93**	**<0.10**	**20**
	29.00	***29.70***	**0.70**	**1.17**	**2.00**	**110**
	33.55	***38.10***	**4.55**	**0.27**	**0.70**	**278**
	92.30	***101.85***	**9.55**	**4.32**	**2.42**	**561**
		including	**0.80**	**50.30**	**27.80**	**5493**
	125.25	***125.45***	**0.20**	**8.50**	**13.50**	**1865**

The final two drill holes (KRR 08-13 and 08-14) targeted a series of parallel auriferous quartz-sulfide veins at the Stemwinder zone, known from historic underground work at the Stemwinder and Brooklyn mines. Both drill holes were successful in intersecting several quartz-pyrite-chalcopyrite veins.

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-13	100.85	101.15	0.30	0.01	21.0	2.66 %
	103.27	103.48	0.21	0.01	14.1	1.39 %
	122.71	**123.71**	**1.00**	**13.80**	**39.4**	**5.26 %**
	145.90	146.15	0.25	7.04	2.0	694
KRR 08-14	**118.20**	**121.05**	**2.85**	**6.85**	**13.3**	**8130**
		including	**0.60**	**12.48**	**27.0**	**12194**

Minnie Moore

Work conducted in 2007 resulted in the discovery of the Minnie Moore epithermal silver-gold showing. During 2007, soil geochemical and ground magnetometer surveys were completed in the vicinity of the showing, and excavator trenching and diamond drilling was done. The Minnie Moore vein was exposed on surface in two trenches. Where exposed it is a well-defined breccia vein, with a true width ranging up to 8.5 meters and with faulted contacts. The vein is comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%, and consisting of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver. Representative trench samples across the vein returned values up to 1469 g/t Ag and 3.95 g/t Au over 4.2 meters.

In the fall of 2007, 10 diamond drill holes (totalling 1485 meters) were drilled to test the Minnie Moore vein in the vicinity of the excavator trenches. Diamond drilling showed that the trenched zone is cut-off (offset?) by a 50 meter thick post-mineral sill, at a shallow depth below surface. Several zones of silicification and quartz-carbonate veining were intersected in the drilling, at depth beneath the sill, however analytical results failed to return values of similar silver and gold tenor to those from trenching.

During 2008, the 2007 soil grid was extended at the Minnie Moore showing, and follow-up excavator trenching was done to test for the surface expression of the Minnie Moore, to the south of the 2007 trench exposures, and to test soil geochemical anomalies from the 2007 and 2008 soil surveys. Five trenches, totalling 235 lineal meters, were dug in 2008. None of these trenches successfully intersected the Minnie Moore vein. Several narrow zones of epidote (+/- hematite, garnet, pyrite) skarn were intersected. Results were locally elevated within the skarn, but sub economic.

The 2008 drilling at the Minnie Moore showing confirmed the structural complexity of the area and added information to assist in unraveling these complexities. At least three separate post-mineral fault sets, often with accompanying post-mineral dykes and sills, are known to occur.

Holes KRR 08-1 to 08-5 were drilled at the Minnie Moore showing, to explore for the at-depth extension of the Minnie Moore zone beneath the thick post-mineral sill delineated by the 2007 work program. Drilling also tested a strong multi-element soil geochemical anomaly southwest of the main showing. Epithermal style quartz stockwork breccia veining was intersected in hole KRR 08-1, at depth beneath the thick post-mineral sill, however analytical results were disappointing. A 5.3 meter intercept through the zone of veining (106.0 - 111.3 m) graded 0.27 g/t Au and 77.3 g/t Ag. Within this interval, a 1.6 meter section returned 0.55 g/t Au and 178.5 g/t Ag. There were no results of note from the remaining Minnie Moore drill holes.

Other Greenwood Area Exploration

No exploration of significance was conducted on other groups within the Greenwood Area holdings and costs allocated mainly relate to core storage, amortization and property maintenance. Costs of $500 (2007 - $1,094) during the period are attributed to the Phoenix Tailings property. Tam O'Shanter property costs of $11,283 (2007 - $822) relate to sample and core storage and the balance for fees and amortization expense. Costs of $253 (2007 - $ Nil) relate to the Niagara Property and Arcadia (Skylark) property expenditures of $252 (2007 - $ Nil) relate to office expense. There were no costs related to the Haas property during this period in 2008 or 2007.

Recent encouraging assay results from other selected properties within the Greenwood Area Property indicate further work is required to determine potential for exploration where trenching and drilling will be considered.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2007 and April 30, 2008 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
1st Quarter 2009	($ 609,134)	($0.02)	$ 578,953	$ 33,541
4th Quarter 2008	49,658	$ 0.01	1,146,712	36,041
3rd Quarter 2008	(462,492)	(0.02)	960,512	52,390
2nd Quarter 2008	(484,266)	(0.02)	986,344	46,707
1st Quarter 2008	(440,594)	(0.03)	470,672	54,904
4th Quarter 2007	(872,271)	(0.07)	215,426	766,899
3rd Quarter 2007	(127,210)	(0.01)	261,960	346,859
2nd Quarter 2007	(299,176)	(0.03)	277,020	347,720

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the three month period ended July 31, 2008.

For the current period, the Company experienced a net loss of $609,134 or $0.02 per share compared to a loss of $440,594 or $0.03 per share the previous year.

Operating expenses of $50,834 for the period, arising from general and administrative costs, (2007 - $66,636) decreased from the previous year. During the current period, travel & accommodation increased by $3,340, stock compensation costs were $17,136 (2007 - $17,136), office and sundry expense decreased by $4,925, accounting, audit and legal increased by $197, licences, insurance and transfer agent fees decreased by $9,726, management, salary & wages decreased by $8,324 while advertising promotion and printing increased by $1,438. Financial consulting increased to $1,250 (2007 - $ Nil).

Property exploration costs increased to $562,758 from $374,610 during the same period the previous year and the increase is attributed to higher exploration costs on property in the Greenwood Area. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company had working capital of $477,379 as at July 31, 2008 and has accumulated losses of $13,644,391. Since inception, the Company has been successful in funding its operations and at July 31, 2008 had net issued shares of 27,716,711 for net proceeds of $13,064,442 averaging $0.471 per share. Kettle River shares traded at $0.115 on July 29, 2008 and since August 1, 2008 – 684,364 shares of the Company have traded averaging $0.09. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

There have been no management changes during the period.

Financing Activities and Stock Options

Refer to the complete details in the July 31, 2008 Financial Statement

Liquidity

The financial statements for the period ended July 31, 2008 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At July 31, 2008, Kettle River had working capital of $477,379 compared to working capital of $1,041,925 at April 30, 2008.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2008 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 7 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At July 31, 2008, there is a receivable from New Nadina Explorations Limited for $5,090. Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2008, $1,300 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended July 31, 2008 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

Work starts on Greenwood Area Properties

May 7, 2008: Kettle River Resources Ltd. (the "Company") is pleased to announce that the 2008 work program has commenced on the company's 100% owned Greenwood Area properties in southern B.C. Additional grid work and soil geochemistry has been completed at the Minnie Moore epithermal silver-gold zone, to extend the coverage beyond the limits of the 2007 survey. More Core Diamond Drilling Services Ltd. of Stewart, B.C. has been contracted for a 4,000 meter diamond drill program, equipment is being mobilized and drilling is expected to begin in mid-May. Drilling will test the Minnie Moore and Battle Zone showings, as well as other high priority targets on the property. Follow-up work, including geological mapping and historic data review and compilation is underway to bring these other high priority targets to a drill-ready stage, for testing during the 2008 program.

The Minnie Moore showing is a limestone-hosted epithermal siliceous breccia zone that was discovered by the company during 2007. Initial testing included excavator trenching, soil geochemistry, a ground magnetometer survey and preliminary diamond drilling (10 holes totalling 1,485 meters). Trenching exposed the vein, intermittently over a strike length of 40 meters and returned values, across the width of the vein, including 1,469 grams per tonne (g/t) Ag (42.9 ounces per ton (oz/t) Ag) and 3.95 g/t Au (0.12 oz/t Au) over 4.2 meters. Complex faulting and dyking, lack of rock exposure, and depth of overburden all hamper exploration at the Minnie Moore showing. Although initial drill results failed to return values of similar silver and gold tenor to those from trenching, surface vein exposures, trace element geochemistry, and strength and extent of alteration seen in drill core, all suggest that the Minnie Moore vein is part of a large epithermal system which warrants aggressive exploration.

The Battle Zone is an area of stockworking pyrite-quartz veinlets and pyrite-quartz shear zones, situated 800 meters south of the former Phoenix Mine. Mineralization has been discovered intermittently over an area of 250 meters by 850 meters, with numerous rock samples collected from within this area returning values in excess of 1 g/t gold. Significant previously reported results from this zone include sample 40380 grading 190.3 g/t Au (5.56 oz/t Au), 40381 grading 16.57 g/t Au (0.48 oz/t Au), 40403 grading 14.97 g/t Au (0.44 oz/t Au), 40370 grading 14.33 g/t Au (0.42 oz/t Au), 40198 grading 8.13 g/t Au (0.24 oz/t Au), 40789 grading 6.67 g/t Au (0.19 oz/t Au). Apart from a single 1991 drill hole by Battle Mountain (Canada) Inc., which intersected several zones of elevated gold, including 14.7 g/t Au (0.43 oz/t Au) over 0.4 meter, 8.54 g/t Au (0.25 oz/t Au) over 0.7 meter, 3.63 g/t Au (0.11 oz/t Au) over 0.7 meter and 3.36 g/t Au (0.10 oz/t Au) over 1.0 meter, the Battle Zone is untested by drilling.

Richard Tschauder has joined the Company as a Technical Advisor to assist in the Greenwood Area exploration program. Mr. Tschauder is President of two independent geologic consulting firms, Bueno de Oro, Inc. based in the United States and Servicios Tschauder de Mexico, S.C., based in Zacatecas, Mexico. Mr. Tschauder was lead geologist for Hecla Mining Company during the discovery of two gold deposits in the Republic, Washington District and is recognized as an expert on the epithermal deposits of Northeast Washington and Southern British Columbia. Mr. Tschauder will assist in the evaluation of the Minnie Moore deposit and other exploration targets in the Greenwood Area properties and will provide technical insight as the Company progresses through its exploration programs.

"We are extremely pleased to have Mr. Tschauder assist us in our efforts," stated Ellen Clements, President & CEO. "I have known Mr. Tschauder for a number of years, and his entrepreneurial spirit and technical capabilities will be extremely valuable as we aggressively pursue our objectives. "
Linda Caron, M.Sc., P.Eng. will continue as Project Geologist for the Greenwood Area, and is the Qualified Person under NI 43-101 who is supervising the 2008 work program and who has reviewed and approved the content of this news release.

The Company currently owns 1.7 million shares of New Nadina Explorations Limited. They recently announced the discovery of the Bling kimberlite on their Monument Property in the Northwest Territories where 32 meters of kimberlite containing abundant indicator minerals and numerous mantle xenoliths were intercepted at a depth of 120 meters below surface.

The operator of the WO Diamond Project expects the results of its preliminary technical assessment (PTA) of the DO-27 project in the Northwest Territories shortly. The report is expected to show the economic potential of the deposit based on diamond prices and US$ exchange rate. The Company owns 43.37% of DHK Diamonds Inc. the private company that holds a 10.77% contributing interest in the WO Project.

The Company currently has $700,000 available to commence the Greenwood Area program commitment.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release **Minnie Moore Soils Produce Trenching Target**

May 22, 2008: Kettle River Resources Ltd. (the "Company") is pleased to announce that the 2008 diamond drill program has begun on the company's 100% owned Greenwood Area properties in southern B.C. A total of 4,000 meters of NQ2 drilling is planned. Drilling will test several different targets, including the Minnie Moore, Battle Zone and Stemwinder showings. Hole 08-1 is underway at the Minnie Moore showing.

The Minnie Moore and Battle Zone showings have been described previously (see KRR news release May 7, 2008). The Stemwinder is a historic mine, located immediately north of the past-producing Phoenix copper-gold skarn open pit mine. Several parallel to sub-parallel northwest trending, northeast dipping gold-bearing quartz-sulfide veins occur at the Stemwinder (and on-strike to the northwest in the historic Brooklyn mine). Former workers have referred to the zone encompassing these veins as the "Brooklyn-Stemwinder Gold Trend". Historic mining at the Stemwinder was not directed at these gold-bearing veins, but rather at a fault-bounded block of copper-gold skarn mineralization. Mining was by underground methods intermittently between 1900 and 1949, and then from a small open pit from 1964-67. The Brooklyn-Stemwinder Gold Trend, and the individual gold-bearing veins, are untested by any modern drilling. A compilation of historic exploration and mining data from the Stemwinder area was undertaken during the winter of 2007. Historical values of 67 g/t Au and 5.5% Cu over 0.23 meters, 13 g/t Au and 8.9% Cu over 0.25 meters, 33.9 g/t Au and 4.2% Cu over 0.15 meters have been returned from exposures of one of the veins in underground workings, as shown on historic plans and reports of the Stemwinder mine. Surface mapping is on-going to define targets for drill testing during 2008.

Results have been received from a soil geochemical survey at the Minnie Moore showing completed earlier this spring. The spring 2008 soil survey was a continuation to the 2007 soil grid, to extend the coverage beyond the area surveyed in 2007. Several new multi-element anomalies were defined by the recent soil survey. Of particular interest is a multi-element (Ag-Au-As-Se-Sb-Cu-Hg) anomaly, 300 meters southeast of the Minnie Moore showing, which is of similar size and tenor to the anomaly at the Minnie Moore showing, and which remains open to the south. Trenching and diamond drilling at the Minnie Moore in 2007 were completed prior to receiving any of the soil geochemical results, and to date, none of the soil geochemical anomalies have been tested. Excavator trenching will commence next week, to test anomalies resulting from the 2007 and 2008 soil surveys.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who is supervising the 2008 work program and who has reviewed and approved the technical content of this news release.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,
"Signed"
Ellen Clements, Director
President & CEO

Kettle River Resources Ltd. TSX-V-KRR

**Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0**
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

June 24, 2008

DO-27 DIAMOND PROJECT INDICATED MINERAL RESOURCE:

19.5 MILLION TONNES, 94 CPHT, 18.2 MILLION CARATS

Kettle River Resources Ltd. (the "Company") announces that Joint Venture partner, Peregrine Diamonds Ltd., the operator, has reported to DHK Diamonds Inc. that they have received a Canadian NI-43-101-compliant report. DHK Diamonds Inc. ("DHK") a privately owned corporation, (Dentonia Resources Ltd. 43.37%, Horseshoe Gold Mining Inc. 13.26% and Kettle River Resources Ltd. 43.37%) owns a participating 10.78% interest in the project.

"Mr. Eric Friedland, Chief Executive Officer, and Mr. Brooke Clements, President of Peregrine Diamonds Ltd. ("Peregrine" or "the Company") are pleased to report a Canadian NI-43-101-compliant indicated mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per hundred tonnes ("cpht"). The resource estimate was prepared by AMEC Americas Ltd. ("AMEC"), an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5-8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth.

DO-27 is situated on the 15,000 hectare WO property in the Northwest Territories, Canada, approximately 27 kilometres southeast of the DiavikTM Diamond Mine and 11 kilometres east of the Tibbitt to Contwoyto Ice Road used to supply the two diamond mines in the area. Ownership interests in the WO property are as follows: Peregrine 71.74%, Archon Minerals Limited 17.48% and DHK Diamonds Inc. 10.78%. Peregrine holds 97.92% of the diamond marketing rights.

In addition to the resource calculation, AMEC completed an internal preliminary technical assessment ("PTA") study of DO-27 where a number of mining engineering parameters were examined in conjunction with the resource estimate, currency exchange rates, fuel and other consumable prices, diamond valuations and capital cost trends in the mining industry, to determine the current economic potential of DO-27. Both a "scrub-only" and "stand-alone" operation were investigated. For a "scrub-only" operation, a kimberlite concentrate with a grade up to ten times that of run of mine material would be produced at DO-27 by conventional open-pit mining, crushing and scrubbing techniques. The resulting concentrate would be transported elsewhere for final diamond recovery. For a "stand-alone" operation, rough diamonds would be recovered at the site by way of a conventional open-pit mining and diamond processing facility. The economics of a potential "scrub-only" project were determined by the PTA to be currently more favourable than a "stand-alone" operation.

AMEC investigated whether the DO-27 indicated mineral resource had the potential to pay back capital on an undiscounted cash flow basis. A preliminary financial analysis for a "scrub-only" mining operation was performed which achieved this objective, supporting the resource classification.
Although Peregrine management has concluded that the development of the DO-27 project is currently not economically justifiable, both the Company and AMEC believe that there is a reasonable chance that DO-27 could support a mining operation in the future. Factors that could enhance the economics of a mining operation at DO-27 include:

- Higher rough diamond prices.
- Possible underestimation of the average DO-27 diamond value because the current estimate is based on a parcel of only 2,075 carats.
- More favourable Canadian-US currency exchange rates.
- A diamond processing arrangement with one of the nearby diamond mines.
- Increased revenue potential from downstream cutting and polishing of DO-27 diamonds.
- Mining and processing technology advances.
- Regional infrastructure developments.
- An ultimate run of mine grade greater than the current grade estimated by reverse circulation ("RC") drill samples.

Eric Friedland, CEO of Peregrine stated "This independent resource calculation and associated PTA is the result of over three years of hard work by many people, much of it under harsh conditions with difficult technical challenges. We were successful in proving that the diamond grade of DO-27 is almost three times higher than previously estimated and the work was to a standard and quality that allows for the formal classification of a resource. Data from the resource and engineering studies in combination with future diamond valuations will give Peregrine the ability to efficiently assess the economic potential of DO-27 on an ongoing basis. At a time of projected future shortfalls in diamond supply and expected increases in rough diamond prices, the diamond resource at DO-27, which is contained within one large kimberlite, close to existing diamond mining infrastructure, is well-positioned as a candidate for future development."

DO-27 Resource Statement
The reported mineral resource for the DO-27 kimberlite extends to a depth of approximately 325 metres below surface. Canadian Institute of Mining and Metallurgy ("CIM") standards and securities commission disclosure requirements require that a resource can only be declared on a mineral deposit that has "reasonable prospects of economic extraction". AMEC determined that DO-27 met these criteria by generating a Lerches-Grossman ("LG") economic pit shell for a "scrub-only" operation, using the Whittle software package. Following are the assumptions used by AMEC in their analysis:

- **Diamond Prices:** On December 17, 2007, Peregrine reported that the modelled diamond value for a 2,075 carat parcel ranged from US $43-70 per carat, with a base case of US $51 per carat. The valuation is summarized in Table 1. The valuation was completed in Antwerp Belgium in late 2007 under the supervision of WWW International Diamond Consultants Ltd. ("WWW"), an internationally recognized diamond valuation and consultancy company. The "High" diamond price of US $70 per carat was used for pit shell generation. There is a high degree of uncertainty in the modelled value of the larger stones that would be expected in a production scenario in a parcel of only 2,075 carats. The values of large stones typically have the most significant impact on overall average diamond value. WWW has stated that it is highly unlikely that the ultimate average price of DO-27 goods will be lower than the "Low" values and that the "High" values should not be considered maximum values.

Table 1: DO-27 Diamond Valuation Results

Weight Of Valuation Sample (Carats)(1)	Largest Diamonds (Carats)	**"Base Case"** Diamond Price Model (US$/Carat)(2)	**"High"** Diamond Price Model (US$/Carat)(2)	**"Low"** Diamond Price Model (US$/Carat)(2)
2,075(1)	9.45, 7.03, 7.11, 6.03, 5.17, 4.84, 4.35, 4.19	$51	$70	$43

(1) Sample weight represents the total carat weight of diamonds larger than the 1 DTC sieve size (approx. 0.85 mm) presented for valuation following the combination of individual sub-samples from the 2005, 2006 and 2007 bulk sampling programs and after acid cleaning.
(2) As determined by WWW International Diamond Consultants Ltd. from their October 31, 2007 price book

- **Grade:** The average estimated diamond grade within the LG pit shell is 94 cpht. At DO-27, there is a lack of sample data from actual mined material or drill core with which to compare the RC results. AMEC stated that in their experience, RC drilling commonly underestimates the diamond content of kimberlites being sampled and grade increase factors as high as 150 to 200 percent have been encountered. For the purposes of this resource estimate however, no adjustment has been made to the estimated grade.
- **Confidence Category:** AMEC has treated the DO-27 resource as a bulk mining scenario with a consistent grade of 94 cpht and no internal waste. Local variations in block grades may not be fully reflected in the resource block estimates. The indicated mineral resource can only be converted to a mineral reserve using no cut-offs or selectivity assumptions.
- **Metallurgical Recovery:** 100 percent.
- **Mining Costs:** US $2.05 per tonne of ore or waste incremented by US$0.02 per per tonne per ten metre depth.
- **Operating Costs:** US $19.96 per tonne, for a "scrub-only" operation including an estimate for trucking to and processing by a third party diamond recovery facility in the area and general and administrative costs.
- **Stripping Ratio:** Life of mine 6.3:1
- **Capital Costs:** US $400-500 million for a "scrub-only" operation.
- **Pit Slopes:** Granite pit slope inter-ramp angles ranging from 45° to 53°.

Mineral Services Canada Inc. provided AMEC with a three dimensional model of DO-27. An external pipe shell was defined and the internal geology of the pipe was established; the dominant pipe infill, which comprises approximately 86 percent of the pipe volume, is primary pyroclastic kimberlite ("KIMB 1"). AMEC then produced a block model with 10 metre by 10 metre by 5 metre blocks. The tonnage for each block was calculated by multiplying the volume of each block by a density determined from a three dimensional density model developed by AMEC. The density model was based on 507 specific gravity measurements on drill core from throughout the body performed by Teck Cominco's Global Discovery Labs in Vancouver. There is a trend of increasing density with depth and towards the margins of DO-27 as the near-surface material and the kimberlite in the central part of the pipe is highly weathered, making this material very amenable to mechanical reduction to a high diamond grade kimberlite concentrate. The reported tonnage for the indicated resource and the potential mineral deposit is restricted to those blocks that fall within the KIMB-1 wireframe.

The three dimensional model of the DO-27 kimberlite and the tonnage and resource estimates are based on data from 66 core holes totalling 17,300 metres and 46 large diameter (35-61 cm) RC holes totalling 8,800 metres. A cumulative 3,200 dry tonnes of bulk sample material collected from the RC holes was processed for final diamond recovery at the bulk sample test facility at BHP Billiton's Ekati(tm) Diamond Mine. A geological model of DO-27 can be viewed at http://www.pdiam.com/i/pdf/DO27.pdf.

A NI 43-101-compliant Technical Report on the DO-27 project that contains the details of the resource estimate is in preparation by AMEC and will be posted on SEDAR and Peregrine's website within 45 days.

DO-27 Potential Mineral Deposit

AMEC considers an additional 6.5-8.5 million tonnes of kimberlite for DO-27 to be a potential mineral deposit based on an analysis of the drill hole data and the three dimensional model. This potential mineral deposit consists of the continuation of the diamondiferous kimberlite at depth below the limits of the indicated resource, from approximately 325 to 425 metres below surface, and it is currently delineated by eight core holes and two RC holes. DO-27 remains open at depth and additional tonnage could be defined with subsequent drilling. A grade of 90-100 cpht was assigned to the 6.5-8.5 million tonnes by extending the approximate grade of the indicated resource. The potential quantity and grade of this potential mineral deposit is conceptual in nature and there has been insufficient exploration to define the potential mineral deposit as a mineral resource. It is uncertain whether further exploration will result in this potential mineral deposit being delineated as a mineral resource

Preliminary Technical Assessment Study

In early 2007, AMEC was awarded the contract to assist with Peregrine's internal PTA of the DO-27 project. The PTA included a conceptual model of a potential diamond mine based on the preliminary geological model available in 2007. The study examined several operating scenarios and development concepts, focusing on kimberlite processing, waste rock and processed kimberlite disposal, water management and overall project footprint. AMEC provided some order-of-magnitude capital and operating cost estimates that might be realized for different project development scenarios. These studies were conceptual in nature and not prepared to a standard of detail that would allow disclosure under Canadian NI 43-101 guidelines. Following is a summary of the engineering work that has been completed to date.

In 2006 Peregrine retained EBA Engineering Consultants Limited ("EBA") to undertake a geotechnical assessment of potential DO-27 pit slopes to assist with the design of the conceptual open pit mine scenarios. Using the geotechnical data provided by EBA, a preliminary Whittle open pit optimization study was undertaken by AMEC in 2007 as part of the PTA in order to establish the potential size of a conceptual one million tonne per year and two million tonne per year mining operation and associated waste dump and site layout. An optimal pit shell was selected, conceptual mine production schedules were developed and an equipment fleet was selected to match the proposed mine output.

Processing test work was completed at SGS Lakefield for both the "stand-alone" and a "scrub-only" operation. The "stand-alone" plant would be a typical open pit kimberlite mining and diamond processing operation where rough diamonds are recovered at the site. For a "scrub-only" operation, a kimberlite concentrate, with grades as high as 940 cpht, would be produced and trucked elsewhere for diamond recovery. The DiavikTM and EkatiTM Diamond Mines are located 27 kilometres northwest and 57 km north of DO-27 respectively. Scrubbing tests were completed and 890 kg and 270 kg of core were subjected to low pressure and high pressure scrub tests respectively. As the DO-27 kimberlite is relatively soft and highly weathered, especially in the upper portions of the pipe, a large amount of the kimberlite was washed away as -1.00 mm fines after only three to four minutes of scrubbing at normal water pressures. Kimberlite collected from 61-121 metres depth had a scrubbing concentration factor of 10:1 from run of mine material. More competent material collected from depths of 121-181 metres and 181-275 metres depth had concentration factors of approximately 3.3:1 and 2.3:1 respectively. Therefore, under these conditions, kimberlite with a grade of 94 cpht in the upper 121 metres of the pit could be upgraded to a concentrate with a grade of 940 cpht. Tests showed that the addition of a tertiary crushing circuit and high pressure washing would achieve even higher concentration ratios. Pre-concentrating the kimberlite has the benefit of reducing the amount of material that would need to be transported to and processed by a third party diamond recovery facility. In addition, the capital and operating costs for a "scrub-only" processing plant would be significantly less than for a full diamond recovery circuit. A summary of the scrubbing test was reported by Peregrine in a news release dated July 24, 2007.

AMEC examined the infrastructure requirements for a conceptual project at DO-27 based on analogous diamond mine configurations consistent for a remote site in the Arctic. Using the conceptual mine plan, processing plant and infrastructure layouts, AMEC calculated order-of-magnitude ranges of capital and operating costs.

Future Work

Peregrine will, on an on-going basis, continue to evaluate the economics of DO-27 in the context of changes to rough diamond prices, mining and processing technology developments, the state of nearby diamond mines, US-Canadian currency exchange rates and factors affecting capital and operating costs. The existing 2,075 carat diamond parcel is available for valuation in the future should diamond prices increase. The wealth of engineering and geological data that was generated from the bulk sampling programs, the PTA and the resource estimation, provides an excellent foundation from which a future decision to advance the project to the feasibility stage can be made.

Diamond prices continue to rise and industry experts predict that without significant new discoveries in the coming years, the global demand for diamonds could outstrip supply as early as next year with associated accelerated increases in rough diamond prices.

DO-27 is situated within three mining leases totalling 1,500 hectares on the WO property that are in good standing until 2023. The leases are renewable for multiple additional 21 year terms after 2023. Peregrine is committed to keeping local First Nations groups informed on project developments and the Company has an excellent record of employing individuals from the local communities.

In addition to the WO property, which also hosts the four hectare, diamondiferous DO-18 kimberlite, 700 metres north of DO-27, Peregrine holds an additional 165,000 hectares of highly prospective mineral claims in the region. Concurrent with ongoing evaluation of DO-27, Peregrine will continue to systematically explore its mineral claims in the area in an effort to make a diamondiferous kimberlite discovery that could complement a potential mining operation at DO-27.

Qualified Person Statement

Jennifer Pell, (Ph.D., P.Geo.), Chief Geoscientist for Peregrine Diamonds Ltd., is the Qualified Person under NI 43-101, for work on the DO-27 kimberlite. Mr. Howard Coopersmith (B. Sc.,P.Geo.), an internationally recognized consultant to the diamond industry, was Peregrine's external Qualified Person for the 2005, 2006 and 2007 bulk sampling programs. Dr. Pell and Mr. Coopersmith have reviewed this press release and approve of its contents.

Mr. Ken Brisebois (B.A.Sc.,P.Eng.) and Mr. Ted Eggleston (PhD., P. Geo.) of AMEC are the independent Qualified Persons who supervised the preparation of the mineral resource estimate for the DO-27 kimberlite. Mr. Brisebois has 22 years of worldwide experience in mining resource and reserve assessments and related work and has worked on several diamond resource estimates in North America. His specialties include technical resource and reserve risk assessment, resource and reserve audits, geostatistical and geological modelling, ore and grade control and resource classification. Mr. Eggleston has more than 30 years of worldwide experience in exploration and development of mining properties including work on several diamond projects in North America. Messrs. Brisebois and Eggleston have reviewed the statements regarding the mineral resource estimate in this press release and approve of its disclosure.

For further information, please contact Brooke Clements, President, Eric Friedland, CEO, or Peregrine Diamonds Investor Relations, at 604-408-8880 or at investorrelations@pdiam.com."

ON BEHALF OF THE BOARD

'signed'

Ellen Clements, Director
President & CEO

Contact Larry Widmer 250 878 5099 or Ellen Clements 1 800 856 3966

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

Drill program completed on Greenwood Area Properties

July 18, 2008: Kettle River Resources Ltd. has completed its spring-summer diamond drill program on the company's wholly owned Greenwood area properties. Fourteen NQ2 drill holes, totalling 2551 meters, were drilled. Core logging and sampling is complete, and all samples have been submitted for analyses.

Five holes were drilled at the Minnie Moore showing, to test the at-depth extension of the Minnie Moore zone beneath the thick post-mineral sill that was delineated by the 2007 work program. Drilling also tested a strong multi-element soil geochemical anomaly southwest of the main showing. Drilling has confirmed the structural complexity of the Minnie Moore area, and has added valuable information to assist in unraveling these complexities. At least three separate post-mineral fault sets, often with accompanying post-mineral dykes and sills, are known to occur.

Results from all of the Minnie Moore area drill holes (KRR 08-1 to 08-5) have been received. Epithermal style quartz stockwork breccia veining was intersected in hole KRR 08-1, at depth beneath the thick post-mineral sill, however analytical results were disappointing. A 5.3 meter intercept through the zone of veining (106.0 - 111.3 m) graded 0.27 g/t Au and 77.3 g/t Ag. Within this interval, a 1.6 meter section returned 0.55 g/t Au and 178.5 g/t Ag. There were no results of note from the remaining Minnie Moore drill holes.

Seven holes were drilled at the Battle zone, to test an area of auriferous pyrite-quartz stockwork veinlets and pyrite-quartz shear zones that had been identified by the company's 2007 work program. All seven drill holes successfully intersected multiple sections of mineralization.

The final two drill holes targeted a series of parallel auriferous quartz-sulfide veins at the Stemwinder zone, which were known from historic underground work at the Stemwinder and Brooklyn mines. Both drill holes were successful in intersecting several quartz-pyrite-chalcopyrite veins. The veins remain open on-strike to the northwest and southeast. In the section drilled, they are truncated at depth by post-mineral faulting and dyking, approximately 100 meters vertically below surface.

Results from drill core samples from the Battle and Stemwinder zones have not yet been received and will be released when available.

Drill core was removed from the property twice daily, for logging and sampling in a secure facility in Grand Forks. Sample intervals were determined by mineralization and geology, but generally ranged from 0.5 to 3.0 meters. Core was sawn or split (depending on rock type), with half-core samples shipped to International Plasma Laboratory Ltd. (iPL) in Richmond, B.C., for preparation and analysis by iPL's package P1302. This analytical package involves a 30 element ICP analysis following aqua-regia digestion, and gold analysis by fire assay/AAS finish on a 30 gram sample. iPL is an ISO 9001:2000 certified laboratory. A total of 748 samples were collected during the 2008 drill program. A quality control-quality assurance program was implemented by the company during the drill program, including company inserted blanks and standards at regular intervals.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who supervised the 2008 work program and who has reviewed and approved the technical content of this news release.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

\\Optiplex\Ellen Clemen\Desktop\KRR NR 071808\NR071808.doc

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

Drill program results for Greenwood Area Properties

August 22, 2008: Kettle River Resources Ltd. has received further results from the company's 14 hole 2008 drill program on its wholly owned Greenwood area properties. Results for holes KRR 08-1 to 08-5, drilled at the Minnie Moore showing, were previously released (see KRR news release, July 17/08).

Holes KRR 08-6 to 08-12 were drilled at the Battle Zone, to test an area of auriferous pyrite-quartz stockwork veinlets and multiple northwest-trending, shallow northeast dipping shear zones, seen on surface, in outcrop and in historic prospect pits, shafts and adits. During 2008, 7 holes were drilled from 3 set-ups, to test a 420 meter northeast-southwest section across the zone of mineralization. Drilling was designed to test for both narrow high-grade shear veins and for lower grade, bulk tonnage mineralization resulting from stockwork veining or multiple close spaced shear zones. Results have now been received from 6 of the 7 holes drilled at the Battle Zone during 2008, as follows.

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm
KRR 08-6	15.30	17.70	2.40	4.01	1.47	259
	33.05	**40.35**	**7.30**	**3.71**	**8.27**	**1801**
		including	**0.40**	**14.00**	**64.00**	**496**
		and	**1.00**	**8.80**	**7.00**	**2417**
KRR 08-7	24.50	27.30	2.80	0.91	0.26	78
	38.00	40.19	2.19	0.30	0.70	1324
KRR 08-8	16.57	19.57	3.00	0.55	< 0.10	23
	38.57	**51.27**	**12.70**	**1.62**	**10.85**	**2349**
		including	**0.70**	**18.07**	**183.70**	**33576**
KRR 08-9	37.40	37.70	0.30	2.26	2.40	1443
	48.20	48.60	0.40	5.40	18.30	6070
	105.50	105.90	0.40	0.31	4.10	235
KRR 08-10	27.25	27.70	0.45	0.45	0.10	23
	41.15	**49.77**	**8.62**	**0.76**	**1.15**	**401**
		including	0.70	3.19	1.30	578
		and	0.50	6.33	14.70	4169

	64.84	67.84	3.00	0.24	0.20	75
KRR 08-12	17.13	20.13	3.00	2.93	<0.10	20
	29.00	29.70	0.70	1.17	2.00	110
	33.55	38.10	4.55	0.27	0.70	278
	92.30	**101.85**	**9.55**	**4.32**	**2.42**	**561**
		including	**0.80**	**50.30**	**27.80**	**5493**
	125.25	125.45	0.20	8.50	13.50	1865

Hole KRR 08-6 was drilled at an azimuth of 210° on a dip of -50° to test the Bank of England shear zone, down dip from the Bank of England adit exposure. The hole intersected a 7.3 meter zone of pyrite (+/- quartz) veining, 20 meters vertically below surface and 45 meters down dip from the surface exposure of the shear zone. An average grade of 3.71 g/t Au, 8.27 g/t Ag and 1801 ppm Cu was returned across the 7.3 meter intercept, including a 0.4 meter interval which returned 14.0 g/t Au, 64 g/t Ag and 496 ppm Cu, and a separate 1.0 meter interval returning 8.8 g/t Au, 7.0 g/t Ag and 2417 ppm Cu.

Hole KRR 08-7 was drilled at a dip of -85°, from the same set-up and in the same section as hole KRR 08-6, to test the Bank of England shear zone deeper in the section. The hole intersected several narrow shear zones with elevated gold values, but does not appear to have intersected the same shear seen in Hole KRR 08-6. Further drilling will be required to determine whether the shear zone has pinched out or whether it has been offset by later faulting.

Hole KRR 08-8 was fanned from the same set-up as hole KRR 08-6 and 08-7, to test the Bank of England shear zone at a similar elevation to the drill hole KRR 08-6 intercept, but approximately 20 meters on strike to the northwest. Hole KRR 08-8 drilled on an azimuth of 240° and at a dip of -50°, successfully intersecting a wide zone of faulting and pyrite veining which returned 1.62 g/t Au, 10.85 g/t Ag and 2349 ppm Cu over 12.7 meters, and included a 0.7 meter intercept grading 18.07 g/t Au, 183.7 g/t Ag and 3.36% Cu. The Bank of England shear zone is moderately oxidized where intersected in both holes KRR 08-6 and 08-8.

Hole KRR 08-9 was collared 160 meters southwest of holes KRR 08-6 to 08-8 and was oriented at 210°/-50°. The hole was designed to test veining exposed nearby in subcrop, from which samples had returned up to 14.97 g/t Au. The hole was also designed to follow-up on the results of a single 1991 drill hole by Battle Mountain Canada Inc., which was located approximately 30 meters to the west of hole KRR 08-9 and which intersected several narrow pyrite veins with elevated gold values. Hole KRR 08-9 intersected several narrow pyrite and quartz-pyrite veins and mineralized fault zones, with elevated gold values. The best result was a 0.4 meter intercept returning 5.4 g/t Au, 18.3 g/t Ag and 6070 ppm Cu.

Hole KRR 08-10 was drilled at a dip of -70°, from the same set-up as hole KRR 08-9, to test for mineralization deeper in the same section. It intersected numerous close spaced, narrow pyrite (+/- quartz) veins and shear zones. A 8.62 meter intercept through this zone of shearing and mineralization averaged 0.76 g/t Au, 1.15 g/t Ag and 401 ppm Cu, with a 0.5 meter sample within the interval returning 6.33 g/t Au, 14.7 g/t Ag and 4169 ppm Cu.

Holes KRR 08-11 and 08-12 were collared 210 meters southwest of holes KRR 08-9 and 08-10 and were drilled to test a shear zone that is exposed on surface in an old prospect shaft and from which grab samples have returned up to 185 g/t Au. Hole KRR 08-11 was drilled on an azimuth of

210° and a dip of –70°. The hole intersected 6.8 meters of highly oxidized, nearly flat-lying shear zone, 60 meters northeast of the surface exposure (at the old prospect shaft) and 30 meters vertically below surface. Several other zones of mineralization were also intersected in hole KRR 08-11, including a 2.6 meter intercept across second strong shear zone deeper in the drill hole. Results for this hole are not yet available.

Hole KRR 08-12 was a vertical hole, drilled from the same set-up as hole KRR 08-11, to test the shear zones deeper in the same section. The upper shear zone in hole KRR 08-12 was highly oxidized, with local silicification and pyrite mineralization, and returned 0.27 g/t Au over 4.55 meters. The lower zone consisted of several close-spaced narrow shears and veins, with a 9.55 meter intercept across the zone averaging 4.32 g/t Au, 2.42 g/t Ag and 561 ppm Cu. This intercept included a 0.8 meter semi-massive pyrite vein which assayed 50.30 g/t Au, 27.8 g/t Ag and 5493 ppm Cu.

The final two drill holes (KRR 08-13 and 08-14) targeted a series of parallel auriferous quartz-sulfide veins at the Stemwinder zone, known from historic underground work at the Stemwinder and Brooklyn mines. Both drill holes were successful in intersecting several quartz-pyrite-chalcopyrite veins. Results for these holes, and for hole 08-11 at the Battle Zone, have not yet been received and will be released when available.

Drill core was removed from the property twice daily, for logging and sampling in a secure facility in Grand Forks. Sample intervals were determined by mineralization and geology, but generally ranged from 0.5 to 3.0 meters. Core was sawn or split (depending on rock type), with half-core samples shipped to International Plasma Laboratory Ltd. (iPL) in Richmond, B.C., for preparation and analysis by iPL's package P1302. This analytical package involves a 30 element ICP analysis following aqua-regia digestion, and gold analysis by fire assay/AAS finish on a 30 gram sample. iPL is an IS0 9001:2000 certified laboratory. A quality control-quality assurance program was implemented by the company during the drill program, including company inserted blanks and standards at regular intervals. Additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who supervised the 2008 work program and who has reviewed and approved the technical content of this news release.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

News Release

Final Drill Results from Greenwood Area properties

September 10, 2008: Kettle River Resources Ltd. has received the final drill results from the company's 2008, 14 hole diamond drill program on its wholly owned Greenwood area properties. This news release reports on results for holes KRR 08-11 at the Battle Zone, and holes KRR 08-13 and 08-14 at the Stemwinder Zone. Results for holes KRR 08-1 to 08-5, drilled at the Minnie Moore showing, were previously released (see KRR news release, July 17/08). Results for holes KRR 08-6 to 08-10 and 08-12, at the Battle Zone, were previously released (see KRR news release, August 22/08). Significant results from the 3 holes described in this release are listed below.

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-11	42.66	45.46	2.80	1.39	5.0	1256
	90.70	**92.26**	**1.56**	**80.00**	**8.6**	**105**
	100.50	100.70	0.20	9.70	10.6	2233
	110.62	111.86	1.24	3.67	95.6	307
	207.29	209.98	2.69	0.03	1257.8	1566
KRR 08-13	100.85	101.15	0.30	0.01	21.0	2.66 %
	103.27	103.48	0.21	0.01	14.1	1.39 %
	122.71	**123.71**	**1.00**	**13.80**	**39.4**	**5.26 %**
	145.90	146.15	0.25	7.04	2.0	694
KRR 08-14	**118.20**	**121.05**	**2.85**	**6.85**	**13.3**	**8130**
		including	**0.60**	**12.48**	**27.0**	**12194**

Battle Zone: Seven holes were drilled at the Battle Zone during 2008, to test an area of auriferous pyrite-quartz stockwork veinlets and multiple northwest-trending and shallow northeast dipping shear zones. Drilling was from 3 set-ups, over a 420 meter northeast-southwest section across the zone of mineralization. Holes KRR 08-11 and 08-12 were the southernmost holes along this section.

Hole KRR 08-11 was drilled on an azimuth of 210° and a dip of −70°. The hole intersected 6.8 meters of highly oxidized, nearly flat-lying shear zone, 30 meters vertically below surface and 60 meters northeast of the surface exposure (the old prospect shaft, where select grab samples returned results to 185 g/t Au). Results were low from drilling through this shear zone in hole 08-11, to a maximum of 1.39 g/t Au, 5.0 g/t Ag and 1256 ppm Cu over 2.8 meters.

Several other mineralized shear zones and quartz or massive sulfide veins were intersected in hole KRR 08-11, which returned elevated gold or silver values. The best result was a 1.56 meter sample of pyritic sharpstone conglomerate, at a depth of 90.7 meters in the drill hole, which returned 80.0 g/t Au and 8.6 g/t Ag. Due to drilling problems, hole 08-11 was terminated in a zone of stockwork quartz veinlets at a depth of 209.98 meters. The final sample in the drill hole, from 207.29 – 209.98 meters, returned 1257.8 g/t Ag.

Stemwinder: Drill holes KRR 08-13 and 08-14 targeted a series of sub-parallel northwest trending, moderate to steeply northeast dipping gold-bearing quartz-sulfide veins which were known from historic underground work at the Stemwinder and Brooklyn mines. The Brooklyn and Stemwinder mines are located immediately north of the past-producing Phoenix copper-gold skarn open pit mine. The Brooklyn mine is now partially covered by the Phoenix mine waste dumps, while the Stemwinder mine is completely obscured by the dumps.

Hole KRR 08-13 was drilled on an azimuth of 220° and a dip of -45°. It intersected several quartz-sulfide veins and breccia zones and mineralized fault zones, before intersecting a thick Eocene syenite sill at a depth of 159 meters in the hole. The sill, which occurs at the top of a thick section of graphitic, tectonically brecciated chert and greenstone, is interpreted as representing the top of the regional post-mineral Snowshoe fault. Hole 08-13 intersected a series of semi-massive pyrite-chalcopyrite +/- quartz veins and breccia veins, within Brooklyn conglomerate and volcanics, in the hangingwall of the Snowshoe fault. The upper two veins intersected by drilling were massive pyrite-chalcopyrite veins, which in this hole returned only low gold values. The two deeper veins returned better gold values, to a maximum of 13.8 g/t Au, 39.4 g/t Ag and 5.26 % Cu over 1.0 meters from one zone.

Hole KRR 08-14 was a steeper hole, drilled at -60°, from the same set-up and on the same azimuth as hole 08-13. It was designed to test the veins intersected by hole 08-13 at a deeper level, to provide information regarding the dip of these veins, and to establish the elevation and dip of the Snowshoe fault. One mineralized zone was intersected in the hangingwall of the fault in this hole. This zone is interpreted as corresponding to the down dip projection of the upper 2 veins in hole 08-13. The hole 08-14 intercept returned 6.85 g/t Au, 13.3 g/t Ag and 8130 ppm Cu over 2.85 meters. The two lower veins intersected in hole 08-13 have been taken out by the underlying Snowshoe fault zone and were not intersected by drill hole 08-14.

Drill core was removed from the property twice daily, for logging and sampling in a secure facility in Grand Forks. Sample intervals were determined by mineralization and geology, but generally ranged from 0.5 to 3.0 meters. Core was sawn or split (depending on rock type), with half-core samples shipped to International Plasma Laboratory Ltd. (iPL) in Richmond, B.C., for preparation and analysis by iPL's package P1302. This analytical package involves a 30 element ICP analysis following aqua-regia digestion, and gold analysis by fire assay/AAS finish on a 30 gram sample. Samples returning greater than 1 g/t Au were subsequently assayed by fire assay with a gravimetric finish. Samples with overlimit copper values were also assayed. iPL is an ISO 9001:2000 certified laboratory. A quality control-quality assurance program was implemented by the company during the drill program, including company inserted blanks and standards at regular intervals. Additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who supervised the 2008 work program and who has reviewed and approved the technical content of this news release.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966.

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. KRR:TSX-V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
www.kettleriver.com

Greenwood Mining District

Kettle River Resources Ltd. (TSX-KRR) was formed in 1980 to explore the historic gold/copper rich properties in the Greenwood Mining District in southern British Columbia. The company owns a large land position within the Greenwood Mining District to the north of the Washington State border. Gold and copper were originally discovered in the area during the late 1800's. The Phoenix Mine produced an estimated 300,000 tons of copper and one million ounces of gold before it closed in 1977.

Minnie Moore

The Minnie Moore is a limestone-hosted epithermal siliceous breccia zone discovered during the Company's 2007 spring-summer exploration program. Trench sample line 3 had assays of 1,044 gram silver per tonne (30.5 oz/t) and 2.71 g/t gold (0.08 oz/t) over 6.2 meters (20.3 feet) which included a 13.8 foot higher grade zone running 42.9 oz/t silver and 0.12 oz/t gold. The November 2007 drill program failed to return values of similar silver and gold tenor to those from trenching. Recently received results from the fall 2007 soil geochemical results provide several drill and trenching targets on strike both to the north and south. Trenching and drilling will commence in early 2008.

Battle Zone

The Battle Zone covers an area of 250 meters by 850 meters wide and is approximately 1 km south of the former Phoenix mine. Mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. A number of select grab samples taken from outcrop had values that exceeded 1 g/t Au including 190.3 g/t, 14.33 g/t, 8.13 g/t, and 6.67 g/t. Drill sites have been prepared and drilling will begin in May 2008.

Lac de Gras Diamond Projects

DHK Diamonds Inc.

Kettle River Resources Ltd. owns 42.5% of DHK Diamonds Inc., a privately held company that owns diamond property at Pellatt Lake NWT and has retained a 1% NSR on the Monument Property at Lac de Gras, NWT as well as a 10.77% participating interest in the WO Diamond Project. In 2007, a 2,650 tonne bulk sample taken from the DO27 kimberlite pipe graded 0.89carat/tonne. The package included some larger stones (up to 9.45 carats) with a diamond valuation range of US$43 to US$70 per carat. AMEC Americas Ltd. has been contracted to complete the Preliminary Technical Assessment Report (PTA), providing the economic potential of the kimberlite.

New Nadina Explorations Limited

Kettle River holds 1.7 million shares of New Nadina Explorations Limited (NNA:TSX-V), the operator and 57.49% owner of the Monument Diamond Project, located at Lac de Gras, NWT. New kimberlites are being found adding to the 8 known diamond bearing kimberlites on the property. In 2008, spring and summer diamond drilling programs will test the majority of the remaining targets. Kimberlites of the Monument Property form part of the Lac de Gras cluster and occur within 40 kilometres of both the Ekati Diamond Mine and Diavik Diamond Mines Ltd. which together produce a noteworthy percentage of the world's diamond production.

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, BComm, CFO
Stephen Levano, BA, MBA
Gerald Rayner, Geol., P.Eng.

Shares Issued

28,646,711 shares issued
35,901,061 fully diluted
As of February 25, 2008

Ellen Clements 1-800-856-3966 or Larry Widmer 1-250-878-5099

Kettle River Resources Ltd. KRR:TSX-V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
www.kettleriver.com

Greenwood Mining District

Kettle River Resources Ltd. owns a large land position within the Greenwood Mining District to the north of the Washington State border including the former Phoenix Mine that produced an estimated 300,000 tons of copper and one million ounces of gold before it closed in 1977. Current exploration programs include:

Minnie Moore

Work by the company during 2007 resulted in the discovery of the Minnie Moore epithermal silver-gold showing. During 2007, soil geochemical and ground magnetometer surveys were completed in the vicinity of the showing, and excavator trenching and diamond drilling was done. The Minnie Moore vein was exposed on surface in two trenches. Where exposed it is a well-defined breccia vein, with a true width ranging up to 8.5 meters and with faulted contacts. The vein is comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%, and consisting of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver. Representative trench samples across the vein returned values up to 1469 g/t Ag and 3.95 g/t Au over 4.2 meters. The 2008 drilling at the Minnie Moore showing confirmed the structural complexity of the area and added information to assist in unraveling these complexities. At least three separate post-mineral fault sets, often with accompanying post-mineral dykes and sills are known to occur.

Battle Zone & Stemwinder

2008 drill results on the Battle zone and Stemwinder are provided on the back page of this report.

Lac de Gras Diamond Projects

DHK Diamonds Inc.

Kettle River Resources Ltd. owns 43.7% of DHK Diamonds Inc., a privately held company that owns diamond property at Pellatt Lake NWT and has retained a 1% NSR on the Monument Property at Lac de Gras, NWT as well as a 10.77% participating interest in the WO Diamond Project. AMEC Americas Ltd. an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects was contracted to prepare a Canadian NI-43-101 - compliant indicated mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per hundred tonnes. An additional 6.5-8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth.

New Nadina Explorations Limited

Kettle River holds 1.7 million shares of New Nadina Explorations Limited (NNA:TSX-V), the operator and 57.49% owner of the Monument Diamond Project, located at Lac de Gras, NWT. 11 known kimberlites have been found on the property. In 2008 diamond drilling programs discovered 4 new kimberlites named Bling, Trio, Gemini and Sparky. Over 2 tonnes of kimberlite was recently extracted from 6 kimberlites and have been shipped to lab for caustic fusion. Kimberlites of the Monument Property form part of the Lac de Gras cluster and occur within 40 kilometres of both the Ekati Diamond Mine and Diavik Diamond Mines Ltd. which together produce a noteworthy percentage of the world's diamond production.

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, BComm, CFO
Stephen Levano, BA, MBA
Gerald Rayner, Geol., P.Eng.

Shares Issued

27,716,711 shares issued
30,700,461 fully diluted
As of September 12, 2008

Contact Ellen Clements 1-800-856-3966 or Larry Widmer 1-250-878-5099

Kettle River Resources Ltd. TSX-V: KRR • www.kettleriver.com

Battle Zone:

Situated less than a kilometer from the former Phoenix Minesite, mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Pyrite mineralization with elevated gold has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters. Road building for drill access along with further sampling and detailed geological mapping and representative chip sampling was completed in preparation for 2008 drilling. Soil geochemistry in this area shows a large area of anomalous gold plus/minus arsenic in soils. During 1991, a single drill hole by Battle Mountain (Canada) Inc. was drilled to test a small portion of the Battle zone. This hole intersected several zones of elevated gold, including 14.7 g/t Au (0.43 oz/t Au) over 0.4 meters, 8.54 g/t Au (0.25 oz/t Au) over 0.7 meters, 3.63 g/t Au (0.11 oz/t Au) over 0.7 meters and 3.36 g/t Au (0.10 oz/t Au) over 1.0 meter. Apart from this single 1991 drill hole, the Battle zone is untested by drilling. The following chart provides the 2008 drill results on the Battle zone:

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-6	15.30	*17.70*	2.40	4.01	1.47	259
	33.05	*40.35*	7.30	3.71	8.27	1801
		including	0.40	14.00	64.00	496
		and	1.00	8.80	7.00	2417
KRR 08-7	24.50	*27.30*	2.80	0.91	0.26	78
	38.00	*40.19*	2.19	0.30	0.70	1324
KRR 08-8	16.57	*19.57*	3.00	0.55	< 0.10	23
	38.57	*51.27*	12.70	1.62	10.85	2349
		including	0.70	18.07	183.70	33576
KRR 08-9	37.40	*37.70*	0.30	2.26	2.40	1443
	48.20	*48.60*	0.40	5.40	18.30	6070
	105.50	*105.90*	0.40	0.31	4.10	235
KRR 08-10	27.25	*27.70*	0.45	0.45	0.10	23
	41.15	*49.77*	8.62	0.76	1.15	401
		including	0.70	3.19	1.30	578
		and	0.50	6.33	14.70	4169
	64.84	*67.84*	3.00	0.24	0.20	75
KRR 08-11	42.66	*45.46*	2.80	1.39	5.0	1256
	90.70	*92.26*	1.56	80.00	8.6	105
	100.50	*100.70*	0.20	9.70	10.6	2233
	110.62	*111.86*	1.24	3.67	95.6	307
	207.29	*209.98*	2.69	0.03	1257.8	1566
KRR 08-12	17.13	*20.13*	3.00	2.93	<0.10	20
	29.00	*29.70*	0.70	1.17	2.00	110
	33.55	*38.10*	4.55	0.27	0.70	278
	92.30	*101.85*	9.55	4.32	2.42	561
		including	0.80	50.30	27.80	5493
	125.25	*125.45*	0.20	8.50	13.50	1865

Stemwinder:

The final two drill holes (KRR 08-13 and 08-14) targeted a series of parallel auriferous quartz-sulfide veins at the Stemwinder zone, known from historic underground work at the Stemwinder and Brooklyn mines. Both drill holes were successful in intersecting several quartz-pyrite-chalcopyrite veins.

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-13	100.85	101.15	0.30	0.01	21.0	2.66 %
	103.27	103.48	0.21	0.01	14.1	1.39 %
	122.71	123.71	1.00	13.80	39.4	5.26 %
	145.90	146.15	0.25	7.04	2.0	694
KRR 08-14	118.20	121.05	2.85	6.85	13.3	8130
		including	0.60	12.48	27.0	12194

END